Exhibit 99.1

Execution Version

THIS PRECIOUS METALS PURCHASE AGREEMENT dated as of June 29, 2021 between:

RGLD GOLD AG, a company existing under the laws of Switzerland,

(“Purchaser”)

- and -

ERO GOLD CORP., a company existing under the laws of the Province of British Columbia,

(“Seller”)

- and -

ERO COPPER CORP., a company existing under the laws of the Province of British Columbia, Canada

(“Parent Company”)

- and -

NX GOLD S.A., a company existing under the laws of Brazil

(“Mine Owner”)

WITNESSES THAT:

WHEREAS Mine Owner is the legal and beneficial owner of the Mining Properties set out in Schedule “A, Part 1” hereto;

AND WHEREAS Seller is the legal and beneficial owner of approximately 97.6% of this issued and outstanding shares of the Mine Owner;

AND WHEREAS Seller is a wholly-owned subsidiary of Parent Company;

AND WHEREAS Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

PRECIOUS METALS PURCHASE AGREEMENT AMONG RGLD GOLD AG (“Purchaser”), ERO GOLD CORP. (“Seller”), ERO COPPER CORP. (“Parent Company”) AND NX GOLD S.A. (“Mine Owner”)

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement:

“Additional Collateral” has the meaning set out in Section 6.8.

“Additional Term” has the meaning set out in Section 4.2.

“Additional Vendor Assets” has the meaning set out in Section 6.11(a).

“Advance” has the meaning set out in Section 3.1.

“Advance Amount Reduction Date” means any period during which the Advance is nil or is reduced to nil in accordance with the formula set out in Section 2.4.

“Adverse Impact” means any effect, event, occurrence, amendment or other change that, when taken together with all other effects, events, occurrences, amendments or other changes, is or would reasonably be likely to:

(i)	cause any material decrease to or delay in the expected production of Produced Gold or Payable Gold;

(ii)	materially limit, restrict or impair the ability of Seller, Mine Owner or Parent Company to perform their respective obligations under this Agreement or to cause the Mine Owner to operate the Mine in any manner required by this Agreement; or

(iii)	result in an Event of Default.

“Affiliate” means, in relation to any person, any other person controlling, controlled by, or under common control with such first mentioned person.

“Agreement” means this Precious Metals Purchase Agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof.

“Agreement Date” has the meaning set out in Section 4.1.

“Annual Production Forecast” means the annual production forecast for gold from the Mining Properties during the upcoming calendar year (to be set out on a monthly basis).

“AOI Property” means any right, title or interest in any real property, mining right, tenement, concession, exploration permit, application or other similar interest (a) listed in Schedule A, Part 2 or within the external boundaries of any such interest listed in Schedule A, Part 2, or (b) within the external boundaries [Redacted – reference to property claim number], in each case under clause (a) and (b) of this definition:

(i)	whether by direct ownership, lease, joint venture or otherwise, including under any contractual arrangement for mining or processing of Minerals therefrom (including any whole ore sale, toll processing or similar arrangement);

(ii)	whether acquired or created privately or through the actions of any Governmental Authority, any right, title or interest in any real property, mining right, tenement, concession, exploration permit, application or other similar interest held, acquired or obtained by a Seller Group Entity in, to, under or over all or any portion of the areas covered by any of the foregoing; and

(iii)	any extension, renewal, replacement, conversion or substitution of any of the foregoing whether in, to, under or over all or any portion of the area covered by any the foregoing,

and including all plants, buildings, structures, improvements, appurtenances and fixtures located thereon or thereunder, but only as to such portion (or the entire) as is located within the external boundaries of any interest referenced under clause (a) or (b) of this definition.

“Applicable Law” means any law, regulation, decision, ordinance, code, order or other requirement or rule of law of, or the rules, policies, orders or regulations of, any Governmental Authority, including any judicial or administrative interpretation thereof having the force of law, whether applicable to a person or any of its properties, assets, businesses or operations.

“Approvals” means all authorizations, licences, permits, rights (including surface and access rights), privileges, concessions, franchises, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority.

“Auditor” has the meaning given in the definition of Auditor’s Report.

“Auditor’s Report” means a written report prepared by an internationally recognized accounting firm in Canada as supported in the discretion of such accounting firm by a nationally recognized minerals engineering firm, that is independent of Parent Company, Seller, Mine Owner and Purchaser, is mutually agreeable to the Parties and has experience and expertise in determining the quantity of gold mined, produced, extracted or otherwise recovered from mining projects (the “Auditor”), which report determines at a minimum the number of ounces of Payable Gold that Purchaser was entitled to have received pursuant to this Agreement in respect of any period in dispute.

“Books and Records” means all books, records, invoices, data, documentation, weight, moisture and assay certificates, scientific and technical information, samples and other information relating to operations and activities with respect to the Mine, the Mining Properties, the Mineral Processing Facility, the mining, treatment, processing, milling, concentrating and transportation of Minerals and the business of the Seller PMPA Entities, including financial records.

“Budget” means, with respect to a particular year, the Annual Production Forecast together with the operating and financial budget for the Mine.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Province of British Columbia, Luzern, Switzerland or Brazil.

“Capital Lease Obligations” means the obligations of Mine Owner to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) mining or mobile equipment for use in connection with the Mine constituting personal property, which obligations (i) are required to be classified and accounted for as capital leases on a balance sheet of Mine Owner under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS as in effect and applied from time to time, (ii) secured by an Encumbrance(s) attached solely to such equipment, and (iii) are for lease of mining or mobile equipment of the type leased by Mine Owner in the ordinary course of its business in operating the Mine.

“Change of Control” of a person means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of 50% or more of the voting shares of such person, measured by voting power rather than number of shares; or (ii) acquires control of such person; provided, however, that no change of control of the Parent Company shall constitute a Change of Control under this definition.

“CIM Definition Standards” means the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

“Closing Date” has the meaning set out in Section 3.2(a).

“Confidential Information” has the meaning set out in Section 5.5(a).

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise (including by way of entitlement to nominate a majority of the directors of such entity); and “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings.

“Corporate Event” has the meaning set out in Section 6.3(a)(v).

“Credit Agreement” means the amended and restated credit agreement dated December 13, 2018 among The Bank of Nova Scotia, as administrative agent, joint lead arranger and sole bookrunner, and Bank of Montreal, as joint lead arranger and syndication agent, and The Bank of Nova Scotia and Bank of Montreal, as lenders, as amended.

“Credit Agreement ICA” means the intercreditor agreement, of even date with this Agreement, among, inter alios, Purchaser, Seller and The Bank of Nova Scotia, as administrative agent for and on behalf of the Lenders under the Credit Agreement.

“Delivery Payment” means, for each ounce of Refined Gold, 20% of the Gold Spot Price immediately prior to the applicable Time of Delivery during any period prior to the First Reduction Time or 40% of the Gold Spot Price immediately prior to the applicable Time of Delivery during any period on or after the First Reduction Time.

“Disclosing Party” has the meaning set out in Section 5.5(a).

“Disclosure Letter” means the Disclosure Letter delivered by Seller on the Agreement Date.

“Dispute” means any and all questions, claims, controversies, or disputes arising out of or relating to the validity, construction, interpretation, meaning, performance, effect or breach of any one or more of this Agreement and any other Transaction Agreement, or the rights and obligations arising thereunder.

“Dispute Notice” has the meaning set out in Section 9.4(a).

“Dispute Period” has the meaning set out in Section 9.4(a).

“Distribution” means any payment, directly or indirectly, by a Seller PMPA Entity of or in respect of any:

(i)	dividend or other distribution in cash (including, for clarity, any Intercompany Payment) or other property or assets or return of any capital to any of its Affiliates;

(ii)	management fee paid or comparable payment to any Affiliate of the Seller PMPA Entity or to any director or officer of the Seller PMPA Entity or Affiliate of the Seller PMPA Entity, or to any person not dealing at arm’s length with the Seller PMPA Entity or Affiliate, director or officer, other than director fees or salary and/or performance bonuses paid in the ordinary course to any director or officer; or

(iii)	Intercompany Indebtedness in respect of which the Seller PMPA Entity is debtor.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter, adjusted by the following, each in accordance with IFRS (if applicable), without duplication:

(i)                 plus (to the extent otherwise deducted) income and mining tax expenses for such Fiscal Quarter;

(ii)               plus (to the extent otherwise deducted) Interest Expenses for such Fiscal Quarter;

(iii)             minus (to the extent otherwise included) Interest Income for such Fiscal Quarter;

(iv)              plus (to the extent otherwise deducted) any extraordinary or unusual losses and unrealized losses for such Fiscal Quarter;

(v)                minus (to the extent otherwise included) any extraordinary or unusual gains and unrealized gains for such Fiscal Quarter;

(vi)              plus (to the extent otherwise deducted) any loss against book value or reserves incurred by a Seller Group Entity on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter or any discontinued operations;

(vii)            minus (to the extent otherwise included) any gain over book value or reserves incurred by a Seller Group Entity on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter or any discontinued operations;

(viii)          plus (to the extent otherwise deducted) depreciation of fixed assets and amortization of goodwill or intangible assets during such Fiscal Quarter;

(ix)              plus (to the extent otherwise deducted) depletion expense during such Fiscal Quarter;

(x)                plus (to the extent otherwise deducted) the amount of expenditures in respect of exploration activities during such Fiscal Quarter;

(xi)              plus (to the extent otherwise deducted) other non-cash expenses deducted in calculating Net Income, including non-cash stock expenses relating to stock-based compensation, and unrealized losses incurred in connection with hedging agreements during such Fiscal Quarter;

(xii)            minus (to the extent otherwise included) any unrealized gains incurred in connection with any hedging agreements during such Fiscal Quarter;

(xiii)          plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses during such Fiscal Quarter; and

(xiv)          minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains during such Fiscal Quarter.

Subject to the last sentence hereof, the calculation of EBITDA shall be adjusted for non-cash revenues and expenses including deferred revenue and the difference between accrued reclamation expenses and actual cash reclamation expenses. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.

“Effective Date” means May 1, 2021.

“Effective Date Inferred Resource” means [Redacted – number of ounces].

“Effective Date M&I Resource” means [Redacted – number of ounces].

“Encumbrances” means any and all mortgages, deeds of trust, charges, assignments, hypothecs, prior claims, pledges, security interests, liens, easements, servitudes, restrictions, rights of way, royalty interests, rights of reservation, rights of reclamation, and other encumbrances and adverse claims of every nature and kind, whether securing any indebtedness, liability, performance or obligation of any person or otherwise, whether arising under Applicable Law or otherwise, perfected or unperfected, registered or unregistered.

“Environmental Laws” means Applicable Laws of Brazil relating to pollution, or the protection or preservation of the environment, environmental conservation areas and their management plans, occupational health and safety, product safety, product liability or Hazardous Substances, including Applicable Laws relating to the presence, Release or threatened Release of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances, and Applicable Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances and Applicable Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Ero COC” means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of 50% or more of the voting shares of Ero Copper, measured by voting power rather than number of shares; or (ii) acquires control of Ero Copper.

“Ero Copper” means Ero Copper Corp.

“Ero Spinco” means a direct or indirect wholly-owned subsidiary of Parent Company that beneficially holds (directly or indirectly) all of the equity interests of the Seller.

“Ero Spinco Transaction” means a transaction pursuant to which the equity interests of Ero Spinco held directly or indirectly by Parent Company are wholly or partially distributed to shareholders of Parent Company.

“ESG” means, collectively, environmental, social and governance.

“ESG Contribution” has the meaning set out in Section 3.8(a).

“ESG Funding Agreement” has the meaning set out in Section 3.8(a)(iii).

“ESG Policies and Procedures” means the Parent Company’s Health and Safety Policy, Environmental Policy, Global Human Rights Policy, Corporate Social Responsibility Policy, Supplier Code of Conduct, Whistleblowing Policy, Code of Business Conduct and Ethics, and Anti-Corruption Policy.

“ESG Programs & Initiatives” means ESG related activities, programs and initiatives undertaken or implemented by the Seller or its Affiliates with the intention of having a positive impact, directly or indirectly, on the local environment and communities at or nearby the Mine.

“ESG Reimbursement Notices” has the meaning set out in Section 3.8(a)(ii).

“Event of Default” has the meaning set out in Section 9.1.

“Existing Royalties” means (i) the CFEM statutory royalty imposed by Laws 7990/1989 and 8001/1990 (as amended), which is currently set at 1.5% of gross revenue, and may be amended from time to time by a Governmental Authority; (ii) a landowner royalty on any of the Mining Properties that is provided for in the Brazilian Mining Code (Decree-law No. 227/1967); and (iii) any royalty granted by the Mine Owner to a third party seller of any interest in the Mining Properties set out in Schedule A, Part 2 on acquisition of such interest by Mine Owner.

“Exploration Advance” has the meaning set out in Section 3.1(b).

“Exploration Advance Availability Period” has the meaning set out in Section 3.6(a).

“Exploration Advance Notice” has the meaning set out in Section 3.6(a).

“Expropriation Compensation” means all value (whether in the form of money, securities, property or otherwise) paid or payable by any Governmental Authority to any Seller Group Entity in whole or partial settlement of claims, whether or not resulting from judicial proceedings and whether paid or payable within or outside of Brazil, as compensation for or in respect of any Expropriation Event.

“Expropriation Event” means any one or more acts or circumstances, which individually or in their totality, result in the appropriation, confiscation, cancellation, expropriation or nationalization (by intervention, condemnation or other form of taking), whether under color of Applicable Law or otherwise (including through confiscatory taxation or imposition of confiscatory charges), of ownership or control (at any level) of the Seller PMPA Entities, the Mine or any individual Mine Asset, or any rights therein, in each case that has had or would reasonably be expected to have an Adverse Impact.

“First Delivery Threshold” means 49,000 ounces of gold.

“First Reduction Time” means the time at which the number of ounces of Refined Gold delivered hereunder is equal to or greater than the First Delivery Threshold.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Force Majeure Event” means any of the following events if such event is reasonably expected to have an Adverse Impact:

(i)                 acts of God, earthquake, cyclone, fire, accident, explosion, flood, landslide, lightning storm, tempest, drought or other adverse weather conditions, or meteor;

(ii)               acts of war (declared or undeclared), invasion, act of foreign enemy, or hostilities between nations;

(iii)             revolution, military usurpation, civil insurrection or unrest, act of the public enemy, sabotage, malicious damage, or terrorism;

(iv)              shortages of, or inability to obtain, fuel, water, electric power or electricity, raw materials, supplies or equipment, or breakdowns of machinery or equipment;

(v)                transportation disruptions or handling or loading disruptions at any port or storage facility;

(vi)              epidemic, pandemic or quarantine restrictions (but excluding the pandemic resulting from the novel coronavirus disease (COVID-19) or any variants thereof or any escalation thereof);

(vii)            economic sanctions or other disruptions or suspensions in trading, including disruptions in the London Bullion Market Association or other metals markets;

(viii)          strikes, lock out or other labor dispute; or

(ix)              blockades that substantially prevent or inhibit ingress or egress to the Mine or any Mineral Processing Facility.

“Future Owner” has the meaning set out in Section 7.1(f).

“Future Owner Collateral” has the meaning set out in Section 7.1(f).

“Future Owner Security Agreements” has the meaning set out in Section 7.1(f).

“Gold Entitlement Percentage” means 25% until the Second Reduction Date, and 10% thereafter.

“Gold Purchase Price” has the meaning set out in Section 2.4(a).

“Gold Spot Price” means, with respect to any day, the simple average of the daily per ounce LBMA Gold Price (PM) in U.S. dollars as administered by ICE Benchmark Administration and quoted by the London Bullion Market Association for Refined Gold for the five trading days prior to the date of delivery of Refined Gold to Purchaser, or if the London Bullion Market Association is no longer in operation or the price of gold is not accredited, acknowledged by or quoted by the London Bullion Market Association, the Gold Spot Price shall be determined by reference to the price of gold on another commercial exchange mutually acceptable to the Parties, acting reasonably.

“Governmental Authority” means any federal, state, provincial, national, territorial, regional or local government, agency, department, ministry, authority, tribunal, commission, official or court having legal authority.

“GST” has the meaning set out in Section 10.2(b).

“Guarantees” has the meaning set out in Section 7.1(c).

“Hazardous Substance” means any substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good (in each case as defined, judicially interpreted, identified in or regulated by any applicable Environmental Law), including, if applicable under applicable Environmental Laws, any arsenic, cadmium, lead, mercury, petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, urea formaldehyde insulation, lead paint, polychlorinated biphenyls (or PCBs), CFCs, dioxins, dibenzofurans, heavy metals, radon gas, mold spores or mycotoxins.

“HoldCo” has the meaning set out in Section 7.1(a).

“HoldCo Collateral” has the meaning set out in Section 7.1(a).

“HoldCo Limited Guarantee” has the meaning set out in Section 7.1(a).

“HoldCo Security Agreement” has the meaning set out in Section 7.1(a).

“including” or “includes” means including without limitation or includes without limitation.

“Indebtedness” means, without duplication, (i) indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) indebtedness for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business, (iii) other indebtedness which is evidenced by a note, bond, debenture or similar instrument, (iv) all net marked-to-market payment obligations due and payable under any interest rate swap agreements or interest rate hedge agreements, (v) Capital Lease Obligations, (vi) obligations in connection with Purchase Money Encumbrances, (vii) all contingent or non-contingent obligations to reimburse any bank or other person in respect of amounts paid under letters of credit, performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, and (viii) indebtedness of any third party of the nature described in clauses (i) through (vii) guaranteed, directly or indirectly, in any manner by such person through an agreement, contingent or otherwise. For clarity, none of the references to Indebtedness in this Agreement shall include the PMPA Obligations.

“Indebtedness Currency” has the meaning set out in Section 10.6.

“Inferred Resources” means “inferred mineral resources” within the meaning thereof as prescribed in the CIM Definition Standards.

“Initial Term” has the meaning set out in Section 4.2.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)	proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)	a decree or order of a Governmental Authority is entered adjudging it to be bankrupt or insolvent and such judgment is not dismissed, rescinded, withdrawn or stayed within 60 days (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors;

(iii)	it makes an assignment for the benefit of its creditors, or petitions or applies to any Governmental Authority for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets (provided that, if such proceedings are commenced by a person other than a Seller PMPA Entity or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement);

(iv)	a resolution is passed for the receivership, winding-up or liquidation of it; or

(v)	anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“Intercompany Agreement” means any agreement between any Seller PMPA Entity and any Seller Group Entity.

“Intercompany Indebtedness” means Indebtedness of any Seller PMPA Entity, as creditor, to any Seller Group Entity, as debtor, or from any Seller Group Entity, as creditor, to any Seller PMPA Entity, as debtor, whether under any Intercompany Agreement or otherwise.

“Intercompany Payments” means any and all advances, distributions, fees, dividends, interest or principal payments on Indebtedness existing between, or any other payments or distributions by, any Seller PMPA Entity and any other Seller Group Entity, whether under any Intercompany Agreement or otherwise.

“Interest Expense” means, for any particular period, the amount which would in accordance with IFRS be classified on the consolidated income statement of Parent Company for such period as gross interest expenses (provided, with respect to any interest attributable to leases, that only the interest attributable to a Capital Lease Obligation shall be Interest Expense).

“Interest Income” means, for any particular period, the amount which would, in accordance with IFRS be classified on the consolidated income statement of Parent Company for such period as interest accrued due to Parent Company during such period.

“Investments” means, with respect to (a) any person, directly or indirectly, (i) to purchase or acquire any Stock or Stock Equivalents, or any obligations or other securities of, or any interest in, any person, including the establishment or creation of a subsidiary, (ii) to make or commit to make any acquisition of all or substantially all of the assets of another person, or of any business, division or other unit operation of any person or (iii) to make or purchase any advance, loan, extension of credit or capital contribution to, or any other investment in, any person and (b) any Seller PMPA Entity, any Intercompany Payment.

“Judgment Currency” has the meaning set out in Section 10.6.

“Lender” means any person that provides any Indebtedness (including the Credit Agreement lenders), whether or not secured.

“Lender Event” means any one or more of the following events or circumstances:

(a)	an event of default under any Indebtedness in an amount greater than $25 million shall occur resulting in the acceleration of the time for payment of obligations under such Indebtedness of any Seller PMPA Entity or secured by any Ringfenced Collateral to a time prior to its stated maturity; or

(b)	any action is taken by a person to enforce any Encumbrance in, over or against any of the Ringfenced Collateral or any of the Mine Assets which if successful would result in a material disruption to the operations of the Mine or an Adverse Impact or adversely affect in any material respect, prior to the Second Reduction Date, any Ringfenced Collateral and any Security.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any Taxes payable in respect thereof, including the value or change in value of past, current or future required or expected deliveries of gold hereunder (including any decline in value of any gold that is not delivered when due), in connection with or in respect of any breach or default by the other Party.

“M&I Resources” means, together, “measured mineral resources” and “indicated mineral resources” within the meanings prescribed in the CIM Definition Standards.

“Material Contract” means any contract or agreement entered into by a Seller Group Entity that is material to the construction, development, operation or ownership of the Mine or that would have an Adverse Impact if it was terminated or suspended or any party thereto failed to perform its obligations thereunder.

“Mine” means the mining property in southeastern Mato Grosso State, Brazil commonly referred to as the NX Gold mine and all associated Mine Assets.

“Mine Assets” means the Mining Properties, the Mineral Processing Facility and all other present and after-acquired real or personal property of Mine Owner to the extent the same are used, acquired or held for use in connection with the Mine.

“Mine Owner” means NX Gold S.A. and any transferee of the Mining Properties as permitted pursuant to Section 6.5, and their respective successors and permitted assigns.

“Mine Owner Guarantee” has the meaning set out in Section 7.1(b).

“Mineral Processing Facility” means any mill, ore concentrator, foundry or other processing facility located on or near the Mining Properties or otherwise owned, controlled or operated by Mine Owner as at the Effective Date and at which Minerals are processed at any time, and any mill, ore concentrator, foundry, smelter, refinery or other processing facility to be developed, constructed, owned, controlled or operated by Mine Owner located on or near the Mining Properties from and after the Effective Date and at which Minerals are processed or to be processed.

“Minerals” means any and all ore and marketable metal bearing material or product in whatever form or state (including Produced Gold) that is mined, produced, extracted or otherwise recovered or derived from the Mining Properties, including any such material or product derived from any processing or reprocessing of any tailings, stockpiles, waste rock or other waste products originally derived from the Mining Properties, including any such ore, metal bearing material or other product requiring further milling, processing, smelting, refining or other beneficiation, including doré and concentrates.

“Mining Properties” means any right, title or interest owned or held by a Seller Group Entity in:

(a)	the real property, mining rights, tenements, concessions, exploration permits, applications and other similar interests listed in Schedule A, Part 1:

(i)	whether by direct ownership, lease, joint venture or otherwise, including under any contractual arrangement for mining or processing of Minerals therefrom (including any whole ore sale, toll processing or similar arrangement);

(ii)	whether acquired or created privately or through the actions of any Governmental Authority, any right, title or interest in any real property, mining right, tenement, concession, exploration permit, application or other similar interest held, acquired or obtained by a Seller Group Entity in, to, under or over all or any portion of the areas covered by any of the foregoing; and

(iii)	any extension, renewal, replacement, conversion or substitution of any of the foregoing whether in, to, under or over all or any portion of the area covered by any the foregoing,

whether any of the foregoing is acquired or held before, on, or after the Agreement Date, and including all plants, buildings, structures, improvements, appurtenances and fixtures located thereon or thereunder, but only as to such portion (or the entire) as is located within the external boundaries of the interests listed in Schedule A, Part 1 of this definition; and

(b)	any right, title or interest owned or held by a Seller Group Entity in any AOI Property (or portion thereof); provided that any Transfer of any right, title or interest in a Mining Property under this clause (b) shall be subject to Section 6.5.

“Monthly Report” means a written report, in relation to any calendar month, detailing:

(i)                 by deposit, the types, tonnages and head grades of ore mined and tonnages of waste mined from the Mining Properties during such calendar month;

(ii)               tonnages and grades of ore processed from the Mining Properties during such calendar month;

(iii)             with respect to any Mineral Processing Facility, the types of product produced (i.e., doré) during such calendar month and the resulting recoveries, or any other process that results in Produced Gold;

(iv)              the number of ounces of gold contained in Produced Gold produced during such calendar month;

(v)	the number of ounces of Produced Gold contained in each Offtaker Delivery in respect of which an Offtaker Payment (whether provisional or final) was received during that calendar month, prior to any Offtaker Charges;

(vi)	the ounces of Payable Gold for that calendar month by Offtaker Delivery; and

(vii)            general details of the Offtake Agreements, specifying the type of product and annual quantity being sold to each Offtaker, and the payment terms relating to gold; such information to be provided whenever new Offtake Agreements are entered into or whenever changes to the existing Offtake Agreements are made.

“Net Income” means, for any particular period, the amount which would, in accordance with IFRS, be classified on the consolidated income statement of the Seller PMPA Entities (on a consolidated basis) for such period as the net income of the Seller PMPA Entities (on a consolidated basis) excluding any extraordinary items.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

“Off-Mine Drilling Plan” has the meaning set out in Section 3.6(b).

“Offtake Agreement” means any agreement or contract entered into by a Seller Group Entity with an Offtaker, or pursuant to Applicable Law, Tax, or other arrangement or requirement, that relates in any way to: (i) the sale of Minerals to an Offtaker; (ii) the delivery of the entitlement to, or the benefit of, Minerals to an Offtaker; or (iii) the smelting, refining or other beneficiation of Minerals by an Offtaker for the benefit of a Seller Group Entity, as the same may be supplemented, amended, restated or superseded from time to time.

“Offtaker” means (i) any person that is not a Seller Group Entity that purchases Minerals from a Seller Group Entity or is the recipient of the entitlement to, or benefit of, Minerals from a Seller Group Entity (including where a Governmental Authority levies a Tax payable by way of delivery of Minerals or otherwise obtains Minerals from a Seller Group Entity); or (ii) any person (regardless of whether such person is a Seller Group Entity) that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of a Seller Group Entity.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise.

“Offtaker Delivery” means the delivery of Minerals (including Produced Gold) to an Offtaker or the transfer of the entitlement to or benefit of Produced Gold to an Offtaker, which for greater certainty shall not include any deliveries of Produced Gold to persons subsequent to the first Offtaker acquiring such Produced Gold.

“Offtaker Payment” means (i) with respect to (A) Minerals purchased by an Offtaker from a Seller Group Entity, or (B) Minerals the entitlement to, or benefit of which, is received by an Offtaker from a Seller Group Entity, the receipt by a Seller Group Entity of payment or other consideration (including any gold credits) from the Offtaker in respect of any Minerals, or if no such consideration is applicable (including where a Governmental Authority levies a Tax payable by way of delivery of Minerals or otherwise obtains Minerals from a Seller Group Entity), the delivery of the Minerals (or ownership of the Minerals) to such Offtaker (or to the direction of such Offtaker); and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of a Seller Group Entity, the receipt by a Seller Group Entity of any Refined Gold or other value in accordance with the applicable Offtake Agreement.

“Original Collateral” means, collectively the Parent Company Collateral, the HoldCo Collateral and the Future Owner Collateral.

“Other Minerals” means ores or other minerals mined, produced, extracted or otherwise recovered from properties that are not one of or do not constitute part of the Mining Properties, whether such properties are owned by Seller Group Entities or otherwise.

“Overdue Gold Ounces” means the balance, to be maintained by Seller, of the number of ounces of Refined Gold that have not been delivered to Purchaser when due in accordance with this Agreement, from time to time, if any.

“Parent Company” has the meaning set out in the preamble to this Agreement; provided that following any Ero Spinco Transaction, references to Parent Company shall (i) mean Ero Spinco where the equity interests of Ero Spinco held directly or indirectly by Parent Company are wholly distributed to shareholders of Parent Company; or (ii) also include Ero Spinco where the equity interests of Ero Spinco held directly or indirectly by Parent Company are partially distributed to shareholders of Parent Company.

“Parent Company Collateral” has the meaning set out in Section 7.1(c).

“Parent Company Limited Guarantee” has the meaning set out in Section 7.1(c).

“Parent Company Security Agreement” has the meaning set out in Section 7.1(c).

“Parties” means the parties to this Agreement and “Party” means any one of the Parties.

“Payable Gold” means a number of ounces of Refined Gold that is equal to Reference Gold multiplied by the Gold Entitlement Percentage.

“Permitted Disposition” has the meaning set out in Section 6.5(e).

“Permitted Encumbrances” means any Encumbrance in respect of the Ringfenced Collateral constituted by the following:

(i)	the Encumbrances under the Security;

(ii)	inchoate or statutory liens for Taxes not at the time due or payable, or being contested in good faith through appropriate proceedings;

(iii)	any reservations or exceptions contained in the original grants of any right, title or interest in any Mining Properties as of the Closing Date and the Existing Royalties;

(iv)	minor discrepancies in the legal description of the Mining Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not in the aggregate materially detract from the value of, or materially impair the use of, the Mining Properties for the purpose of conducting and carrying out mining operations thereon;

(v)	liens or other rights granted by Parent Company or a Seller PMPA Entity to a Governmental Authority to secure its performance of statutory obligations or regulatory requirements (including reclamation obligations);

(vi)	restrictions, easements, rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances or other restrictions as to the use of Mining Properties, which do not in the aggregate materially detract from the value of, or materially impair the use of, the Mining Properties for the purpose of conducting and carrying out mining operations thereon;

(vii)	Purchase Money Encumbrances and Encumbrances for Capital Lease Obligations;

(viii)	statutory liens or charges not at the time overdue;

(ix)	subject to Section 6.3(g), Encumbrances granted to secure the obligations under or in relation to the Credit Agreement;

(x)	attachments, judgments and other similar Encumbrances arising in connection with court proceedings; provided, however, that the Encumbrances are in existence for less than 10 days after their creation or the execution or other enforcement of the Encumbrances is effectively stayed or the claims so secured are being actively contested in good faith and by proper legal proceedings and as to which reserves are being maintained in accordance with IFRS;

(xi)	Encumbrances and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with IFRS;

(xii)	the rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by Parent Company or any Seller PMPA Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(xiii)	the Encumbrance resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar Encumbrances;

(xiv)	servicing agreements, development agreements, site plan agreements, subdivision agreements and agreements with Governmental Authorities pertaining to the use or development of any of the Ringfenced Collateral, provided same are complied with and do not reduce the value of the Ringfenced Collateral or materially interfere with the use of such assets in the operation of the business of the Seller PMPA Entities;

(xv)	applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(xvi)	Encumbrances securing appeal bonds and other similar Encumbrances arising in connection with court proceedings (including surety bonds, security for costs of litigation where required by Applicable Law and letters of credit) or any other instruments serving a similar purpose; and

(xvii)	Encumbrances on Minerals or the proceeds of sale of such Minerals arising or granted pursuant to, or in respect of, a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of any Seller PMPA Entity’s portion of the fees, costs and expenses attributable to the processing or refining of such minerals under any such processing or refining arrangement or other obligations of a Seller PMPA Entity under such arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due.

“Permitted Investments” means (i) Investments by a Seller PMPA Entity in cash or cash equivalents, (ii) Investments by a Seller PMPA Entity in another Seller PMPA Entity, and (iii) Investments of or by a Seller PMPA Entity in or with respect to any non-Seller PMPA Entity (including any new subsidiary), which for the avoidance of doubt shall include, without limitation, any Investment by the Parent Company or Seller in a non-Seller PMPA Entity using funds from any Advance made by the Purchaser to the Seller under this Agreement, provided that (1) such Investment is not financed by Indebtedness secured by any Ringfenced Collateral and (2) the obligations of such non-Seller PMPA Entity are not guaranteed in any way by any Seller PMPA Entity.

“Permitted Jurisdiction” means the United States, Switzerland, Canada, the United Kingdom, Australia, the Cayman Islands or such other jurisdiction agreed to by Purchaser, acting reasonably.

“Permitted Risk Management Agreement” means, as to any person, any present or future swap, hedging, foreign exchange or other derivative transaction entered into by such person which constitutes any silver, gold or other commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by such person, in each case that has not been entered into for speculative purposes nor on a margined basis.

“person” means and includes a Party, individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, any Governmental Authority or any other type of organization, whether or not a legal entity.

“PMPA Obligations” means all present and future debts, liabilities and obligations of Parent Company or any Seller PMPA Entity, or any or all of them, to Purchaser under or in connection with this Agreement, any Guarantee and any Security Agreement.

“Prime” means the greater of: (i) the variable annual reference rate of interest from time to time established by The Bank of Nova Scotia as its “US Base Rate” of interest for commercial loans in Canada denominated in U.S. dollars (provided that, if, for any reason, The Bank of Nova Scotia is no longer in operation then one of the three largest chartered Canadian banks (based on assets), at the sole discretion of Purchaser, shall be substituted therefor and this definition shall apply mutatis mutandis to such substitute bank); and (ii) 4% per annum.

“Produced Gold” means any and all gold contained in Minerals mined, produced, extracted or otherwise recovered from the Mining Properties in any form, including raw ore, or doré or other marketable gold products resulting from any crushing, milling, processing or other beneficiation of Minerals, and gold contained in tailings, waste rock or other waste products originally produced, extracted or otherwise recovered from the Mining Properties.

“Purchase Money Encumbrance” means an Encumbrance taken or reserved in mining equipment for the Mine constituting personal property, which secures payment of all or part of its purchase price (including any costs of assembly and installation); provided that such Encumbrance (i) secures an amount not exceeding the purchase price of such equipment, (ii) extends only to such equipment and its proceeds, (iii) is granted in connection with the purchase of such equipment, and (iv) is for purchase of mining equipment of the type customarily purchased by Mine Owner in the ordinary course of its business in operating the Mine.

“Purchaser’s Expectancy” has the meaning set out in Section 9.2(a)(iii).

“Quarterly Report” means a written report, in relation to any calendar quarter, detailing:

(i)	year-to-date Mine production performance and an updated Mine production forecast for the remainder of such year as compared to the Annual Production Forecast;

(ii)	ESG information in respect of Mine Owner and the Mine, including reclamation activities, emissions, water use, energy and fuel use, community issues (including details of any formal grievances), safety statistics (including lost-time injuries), environmental issues (including spills and permit violations) and such other ESG issues and statistics as are collected by the Seller PMPA Entities from time to time;

(iii)	Mine exploration activities, in sufficient detail for Purchaser to track completed metres of drilling by area in connection with any Off-Mine Drilling Plan submitted by Seller under Section 3.6 and significant results; and

(iv)	Prior to the Advance Amount Reduction Date, the consolidated quarterly financial statements of Mine Owner and, if available, Seller, whether audited or unaudited.

“Rate of Exchange” has the meaning set out in Section 10.6.

“Receiving Party” has the meaning set out in Section 5.5(a).

“Reference Gold” means Produced Gold (stated in ounces) contained in any Offtaker Delivery, multiplied by 99%.

“Refined Gold” means marketable metal-bearing material in the form of gold that is refined to standards meeting or exceeding LBMA ‘Good Delivery’ standards (or such other commercial standard agreed between the parties from time-to-time) for the sale of refined gold.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, emitting, emptying, dumping, escape, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property (in each case as defined, judicially interpreted, identified in or regulated by any applicable Environmental Law) of Hazardous Substances, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Reserve Statement” means a statement prepared by a qualified person (as such term is defined in NI 43-101) on behalf of the Mine Owner setting out the number of tonnes of ore and metal grades of Reserves and Resources.

“Reserves” means “proven mineral reserves” and “probable mineral reserves” within the meanings prescribed in the CIM Definition Standards, as incorporated under NI 43-101.

“Resource Growth Advance” has the meaning set out in Section 3.1(c).

“Resource Growth Advance Availability Period” has the meaning set out in Section 3.7(a).

“Resource Growth Notice” has the meaning set out in Section 3.7(a).

“Resources” means M&I Resources and Inferred Resources, as incorporated under NI 43-101.

“Restricted Person” means any Person or entity that:

(i)	is named, identified, described on or included on any of:

(1)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism including the lists made under subsection 83.05(1) of the Criminal Code, under the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and under the United Nations Al-Qaida and Taliban Regulations;

(2)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control;

(5)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324; or

(6)	any other Applicable Law relating to anti-terrorism or anti-money laundering matters;

(ii)	is subject to trade restrictions under Applicable Law of the United States or Canada, including, but not limited to:

(1)	the United Nations Act (Canada), the Special Economic Measures Act (Canada) and the Freezing of Assets of Corrupt Foreign Officials Act (Canada); or

(2)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(3)	the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56; or

(iii)	is subject to trade restrictions under Swiss Law, including, but not limited to:

(1)	the Federal Act on the Implementation of International Sanctions, dated 22 March 2002 (Embargo Act); or

(2)	the specific ordinances issued by the Swiss Federal Council based on the Embargo Act; or

(iv)	is a Person who is an Affiliate of a Person listed above.

“Ringfenced Collateral” has the meaning set out in Section 6.8.

“ROFR Offer” has the meaning set out in Section 6.11(a).

“Rolling EBITDA” means, for any Fiscal Quarter, the sum of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

“RTD” has the meaning set forth in Section 3.2(b)(v).

“Second Delivery Threshold” means 93,000 ounces of gold.

“Second Reduction Date” means the date on which the number of ounces of Refined Gold delivered hereunder is equal to or greater than the Second Delivery Threshold.

Secured Hedging and Cash Management Obligations” means, as to any person, obligations in respect of (i) any Permitted Risk Management Agreement; and (ii) cash management activities of such person in the ordinary course of such person’s business, which obligations, in either case, are secured by any Encumbrance on any Ringfenced Collateral.

“Secured Indebtedness” means the principal amount of any Indebtedness of Parent Company and/or the Seller PMPA Entities that is secured by any Encumbrance on any Ringfenced Collateral.

“Secured Leverage Ratio” means, for any date, if Parent Company or any Seller PMPA Entity intends to incur new Secured Indebtedness (excluding Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances), the ratio, determined on a pro forma basis, of (a) Secured Indebtedness (excluding Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances) as at such date, plus the principal amount of such new Secured Indebtedness, to (b) Rolling EBITDA.

“Secured Party” has the meaning set out in Section 6.8.

“Securities Rules” has the meaning set out in Section 6.1(b)(ii).

“Security” means, as the context requires, the charges and security interests granted in favour of Purchaser in any Original Collateral and/or Additional Collateral pursuant to the Security Agreements.

“Security Agreements” means, collectively, the HoldCo Security Agreements, the Parent Company Security Agreements and the Future Owner Security Agreements and any other agreement in respect of Security created pursuant to Section 6.8.

“Selected Commodity Analysts” means the respective division, group or entity of each of the following which is responsible for forecasting the gold prices of Royal Bank of Canada, Canadian Imperial Bank of Commerce, UBS, Credit Suisse, Macquarie, Morgan Stanley, Bank of Montreal, Toronto Dominion Bank, Bank of Nova Scotia, Goldman Sachs, and JP Morgan, as the same may be updated by the Parties, acting reasonably, in writing from time to time in order to remove and replace any institution that ceases to publish the relevant information.

“Seller Group Entity” means the Seller PMPA Entities and each of their respective Affiliates.

“Seller PMPA Entity” means Seller, the Mine Owner and any Future Owner.

“Stock” means any shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a person (other than an individual), whether voting or non-voting.

“Stock Equivalent” means any securities convertible into or exchangeable for Stock or any of the other securities referenced in this definition, and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any Stock or any other securities referenced in this definition, whether or not presently convertible, exchangeable or exercisable.

“Subject Rights” has the meaning set out in Section 6.11(a).

“Subordination Agreement” has the meaning set out in Section 7.1(g).

“Tax” or “Taxes” means all taxes, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, resource inspection taxes and fees (either existing or which may be imposed by a Governmental Authority from time to time), and other charges and obligations of the same or of a similar nature to any of the foregoing.

“Third Party Agreement” has the meaning set out in Section 6.11(c).

“Third Party Offer” has the meaning set out in Section 6.11(a).

“Time of Delivery” has the meaning set out in Section 2.2(d).

“Total Indebtedness” means, at any particular time and without duplication, an amount equal to the sum of (a) Secured Indebtedness (excluding Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances), plus (b) the principal amount of all other actual and contingent Indebtedness of any Seller PMPA Entity that is unsecured.

“Total Leverage Ratio” means, for any date, if any Seller PMPA Entity intends to incur new Indebtedness (whether secured or unsecured), the ratio, determined on a pro forma basis, of (a) (i) Total Indebtedness as at such date, plus (ii) the principal amount of such new Indebtedness, to (b) Rolling EBITDA.

“Transaction Agreements” means this Agreement, the Security Documents, the Guarantees and any other agreements between any one or more Seller Group Entities and Purchaser in connection with any of the foregoing, as such documents may be amended from time to time.

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including in connection with any Insolvency Event and the creation of any a joint venture interest), or to abandon, surrender or otherwise relinquish a right, title or interest.

“Trigger Event” means any Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute an Event of Default.

“Updated Resource Estimate” has the meaning set out in Section 3.7(a).

“Upfront Advance” has the meaning set out in Section 3.1(a).

“Vendor” has the meaning set out in Section 6.11(a).

1.2	Statutory References

Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

1.3	Headings

Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Construction

Any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.5	Plural, Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6	Days

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. in Luzern, Switzerland on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. in Luzern, Switzerland on the next Business Day.

1.7	Dollar Amounts

Unless specified otherwise in this Agreement, all statements or references to dollar amounts or $ in this Agreement are to U.S. dollars.

1.8	Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A - Mining Properties

Schedule B - Map of Mining Properties

Schedule C - Exploration Advance Area

Schedule D - Corporate Structure and Organization Chart

Schedule E - Representations and Warranties of Seller and Parent Company

Schedule F - Representations and Warranties of Purchaser

Schedule G - Calculation of Payment under Resource Growth Advance

Article 2
PURCHASE AND SALE

2.1	Purchase and Sale

(a)	From and after the Effective Date, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller an amount of Refined Gold equal to Payable Gold, free and clear of all Encumbrances. For greater certainty, Payable Gold shall not be reduced for, and Purchaser shall not be responsible for, any Offtaker Charges, all of which shall be for the account of Seller.

(b)	Seller will be entitled to source such metal from any source determined by Seller, including through the purchase by Seller of metal credits to be transferred to Purchaser from a bullion bank; provided that Seller shall not sell to Purchaser any Refined Gold that has been directly or indirectly purchased on a commodities exchange. Seller shall not sell and deliver to Purchaser the physical Refined Gold resulting from Produced Gold. Seller’s obligation to sell and deliver Refined Gold shall be solely to sell and deliver Refined Gold in a manner set out in Section 2.2 and in an amount determined in accordance with the terms of this Agreement.

2.2	Delivery Obligations

(a)	Subject to Section 2.2(b), delivery of Refined Gold by Seller to Purchaser will take place on a monthly basis on or before the 15th day of each month (the “Delivery Date”) and the amount of Refined Gold to be delivered in respect of any Delivery Date (the “Delivery Obligation”) shall be based upon the amount of Payable Gold contained in each Offtaker Delivery made and for which an Offtaker Payment has been received by a Seller PMPA Entity in the calendar month that is one month prior to such Delivery Date. For example, the amount of Refined Gold in the Offtaker Delivery for which an Offtaker Payment is received by a Seller PMPA Entity during the month of January will give rise to a Delivery Obligation on or before the 15th day of February.

(b)	If in any calendar month, an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i)	Seller shall sell and deliver to Purchaser, within fifteen (15) days of the end of the calendar month immediately following the calendar month in which the provisional Offtaker Payment is made, Refined Gold in an amount equal to: (A) the percentage paid on a provisional basis, such percentage being equal to the total value of the payment or other consideration received by any Seller PMPA Entity in respect of the Minerals contained in such Offtaker Delivery divided by the total value of the Minerals determined on a provisional basis (determined in accordance with the applicable Offtake Agreement and after any Offtaker Charges other than deductions on account of the Offtaker Payment being made on a provisional basis) contained in such Offtaker Delivery; multiplied by (B) the Payable Gold contained in such Offtaker Delivery; as supported by the documentation provided pursuant to Section 2.3 and the applicable Monthly Report; and

(ii)	within fifteen (15) days of the end of the calendar month immediately following the calendar month in which the final Offtaker Payment for the Offtaker Delivery with the relevant Offtaker is made, Seller shall sell and deliver to Purchaser Refined Gold in an amount, if positive, equal to the Payable Gold in such Offtaker Delivery determined pursuant to the final settlement, less the number of ounces of Refined Gold previously delivered to Purchaser in respect of such Offtaker Delivery pursuant to Section 2.2(b)(i), as supported by the documentation provided pursuant to Section 2.3 and the applicable Monthly Report. If such difference is negative, then Seller shall be entitled to set off and deduct such excess amount of Refined Gold from the next required deliveries of Refined Gold by Seller to Purchaser under this Agreement or if no such further deliveries are to be made, Purchaser shall within fifteen (15) days of the end of the following calendar month pay the applicable Gold Purchase Price in respect of any excess ounces delivered to the extent not already paid.

(c)	The obligations in Sections 2.1 and 2.2 are conditional upon the satisfaction and fulfilment of the conditions set forth in Section 3.2(a) (or the waiver thereof by Purchaser). Any Refined Gold that would have been sold and delivered by Seller to Purchaser under Sections 2.1 and 2.2(a) between the Effective Date and the Closing Date had such conditions been satisfied as of the Effective Date (even though such period commenced prior to the Agreement Date), shall be sold and delivered to Purchaser within five Business Days after the Closing Date.

(d)	Seller shall sell and deliver to Purchaser all Refined Gold to be sold and delivered under this Agreement to the metal account located in London, UK or such other location outside Brazil designated by Purchaser from time to time. Delivery of Refined Gold to Purchaser shall be deemed to have been made at the time Refined Gold is delivered to the designated metal account of Purchaser (the “Time of Delivery”). Title to, and risk of loss of, Refined Gold shall pass from Seller to Purchaser at the place of delivery and at the Time of Delivery. All costs and expenses pertaining to each delivery of Refined Gold shall be borne by Seller.

(e)	Seller represents, warrants and covenants that, at each Time of Delivery:

(i)	it is the legal and beneficial owner of the Refined Gold delivered and credited to the designated metal account of Purchaser;

(ii)	it has good, valid and marketable title to such Refined Gold; and

(iii)	such Refined Gold is free and clear of all Encumbrances.

2.3	Invoicing

(a)	Seller shall notify Purchaser in writing at least two (2) Business Days before any delivery of:

(i)	the number of ounces of Refined Gold to be delivered and credited; and

(ii)	the estimated date and time of delivery and credit.

(b)	At the Time of Delivery, Seller shall deliver to Purchaser an invoice setting out:

(i)	a calculation of the number of ounces of Refined Gold so delivered including supporting provisional and final Offtaker settlement statements;

(ii)	the Delivery Payment and Gold Purchase Price for such Refined Gold; and

(iii)	until the Advance Amount Reduction Date, a calculation of the cumulative amount by which the Advance has been credited in accordance with Section 2.4(a)(i).

2.4	Purchase Price

(a)	From and after the Effective Date, Purchaser shall pay to Seller a purchase price for each ounce of Refined Gold sold and delivered by Seller to Purchaser under this Agreement (the “Gold Purchase Price”) equal to:

(i)	during any period prior to the Advance Amount Reduction Date, the Gold Spot Price on the day immediately prior to the Time of Delivery; provided that an amount equal to the Delivery Payment will be payable in cash and the difference between the Gold Spot Price and the Delivery Payment shall be payable by crediting such amount against the Advance in order to reduce the uncredited balance of the Advance until the uncredited balance of the Advance has been credited and reduced to nil; and

(ii)	during any period on or after the Advance Amount Reduction Date, the Delivery Payment on the day immediately prior to the Time of Delivery, payable by wire transfer of immediately available funds.

2.5	Payment

Payment by Purchaser of the Delivery Payment for each delivery of Refined Gold shall be made promptly and in any event not later than five (5) Business Days after the later of the Time of Delivery and receipt of the documents set forth in Section 2.3(b).

2.6	Loss of Offtaker Delivery

In the event of any total or partial loss of or to any (i) Refined Gold prior to the Time of Delivery or (ii) Produced Gold before or after delivery to an Offtaker, then Seller shall be required to sell and deliver to Purchaser an amount of Refined Gold equal to, respectively the (x) the Refined Gold lost or (y) the Payable Gold in the Offtaker Delivery based on the provisional invoice to the Offtaker or that would have been transferred to the Offtaker, in respect of such lost Produced Gold, such requirement to be performed in case of any such loss no later than the earlier of: (1) five (5) Business Days after receipt by a Seller Group Entity of insurance proceeds in respect of such loss; or (2) 120 days following such loss. Seller shall promptly notify Purchaser of any such loss; it being understood that should the Seller PMPA Entities receive any insurance settlement based on a final determination of such loss, and the Payable Gold as calculated on such final determination is greater or less than the provisional delivery made to Purchaser, then a further delivery or setoff (as the case may be) shall be made in a manner consistent with Section 2.2(b)(ii).

Article 3
ADVANCE

3.1	Advance

In consideration for the sale and delivery of Refined Gold under and pursuant to the terms of this Agreement, Purchaser shall pay to Seller an advance in cash against the Gold Purchase Price in the amount of up to $110 million (the “Advance”), by wire transfer of immediately available funds to an account designated by the Seller, as follows:

(a)	$100 million on the Closing Date (the “Upfront Advance”),

(b)	up to $5 million in accordance with Section 3.6 (the “Exploration Advance”), and

(c)	up to $5 million in accordance with Section 3.7 (the “Resource Growth Advance”).

3.2	Closing Conditions

On the third (3rd) Business Day after the satisfaction and fulfillment (or waiver by the relevant Party) of all of the following conditions (except those conditions which are expressed to be satisfied on the Closing Date, which conditions shall have been satisfied on the Closing Date) or such other date as may be agreed to in writing by Purchaser and Seller (the “Closing Date”):

(a)	For Seller: Purchaser shall pay to Seller the Upfront Advance.

(b)	For Purchaser:

(i)	each Seller PMPA Entity and Parent Company shall have delivered to Purchaser a current (dated no earlier than five (5) Business Days prior to the Closing Date) certificate of status, good standing or compliance and, in the case of the Mine Owner, a certidão simplificado issued by the Registry of Companies (or equivalent) for Mine Owner, each issued by the relevant Governmental Authority and dated within 10 days of the Closing Date;

(ii)	on the Closing Date, each Seller PMPA Entity and Parent Company shall have executed and delivered to Purchaser a certificate of a director or senior officer, dated as of the Closing Date and in form and substance satisfactory to Purchaser, acting reasonably, certifying the constating documents of such entity (and in the case of the Mine Owner, the consolidated bylaws and any subsequent amendments thereof of such entity), the resolutions of the board of directors of such entity authorizing the execution, delivery and performance of this Agreement and the Security Agreements, as applicable, to which it is a party and the transactions contemplated hereby and thereby, the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Agreements to which it is a party, and such other matters pertaining to the transactions contemplated hereby as Purchaser may reasonably require;

(iii)	each Seller PMPA Entity and Parent Company shall have executed and delivered to Purchaser the Guarantee and Security Agreements to which it is a party;

(iv)	each Seller PMPA Entity and Parent Company shall have made, or arranged for, all such registrations, filings and recordings of Security in Canada and shall have done all such other acts and things as may be necessary or advisable to create, perfect or preserve such Security in Canada and such Security shall be perfected in favor of Purchaser;

(v)	using their best reasonable efforts from and after the Agreement Date, each Seller PMPA Entity and Parent Company shall have made, or arranged for, all such registrations, filings and recordings of Security in Brazil and shall have done all such other acts and things as may be necessary or advisable to create, perfect or preserve such Security in Brazil, including by preparing all corporate and other documents of the Seller PMPA Entities, preparing translations of same, and making all submissions to Banco Itau and the Cartório de Registro de Títulos e Documentos in Sao Paulo, Brazil (“RTD”) as necessary to:

(A)	achieve annotation of the pledge in the share register of the Mine Owner, which share register is in the custodial possession of Banco Itau; and

(B)	achieve registration of the pledge in the RTD; and

(C)	provide Purchaser with evidence of such annotation and registration promptly following receipt thereof and not later than August 6, 2021;

it being understood that if, notwithstanding the best reasonable efforts of each Seller PMPA Entity and the Parent Company, the conditions set out this clause (v) have not been satisfied by August 6, 2021, then this clause (v) shall be disregarded in favor of Section 3.3;

(vi)	on the Closing Date, each Seller PMPA Entity and Parent Company shall have delivered to Purchaser favourable opinions, dated the Closing Date and in form and substance satisfactory to Purchaser, acting reasonably, from external legal counsel to the Seller PMPA Entities and Parent Company as to, among other things: (A) the legal status of each Seller PMPA Entity and Parent Company; (B) the authority of each Seller PMPA Entity and Parent Company to execute and deliver this Agreement, the Guarantee and the Security Agreements to which it is a party; (C) the execution and delivery by each Seller PMPA Entity and Parent Company of this Agreement, the Guarantee and the Security Agreements to which it is a party and the enforceability thereof against it; and (D) the registrations, filings and recordings made in all relevant jurisdictions to create, perfect and otherwise preserve the Security and attaching the results of the usual searches that would be conducted in each of the relevant jurisdictions in connection with the Security, provided that if Section 3.3 is applicable, (I) any opinion given by external Brazilian legal counsel as of the Closing Date with respect to perfection of the pledge over the shares of the Mine Owner will be given subject to an assumption that perfection will only occur on annotation of such pledge in the share registry of the Mine Owner, and (II) concurrently with the Seller PMPA Entities providing the Purchaser with evidence of such annotation the Seller PMPA Entities shall deliver to Purchaser a favourable opinion from external Brazilian legal counsel as to perfection of the same;

(vii)	on the Closing Date, each Seller PMPA Entity and Parent Company shall have executed and delivered to Purchaser a certificate of a director or senior officer of each such entity, dated as of the Closing Date and in form and substance satisfactory to Purchaser, acting reasonably, certifying that, on and as of that date:

(A)	all of the representations and warranties made by each Seller PMPA Entity and Parent Company pursuant to this Agreement and each Security Agreement to which it is a party are true and correct in all material respects as of such date;

(B)	none of the Seller PMPA Entities or Parent Company are in breach or default and there is no Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or Event of Default) under this Agreement or any Security Agreement to which it is a party; and

(C)	the conditions set out in this Section 3.2(b), as applicable to such Seller PMPA Entity or Parent Company, have been satisfied; and

(viii)	Parent Company and Seller shall cause each Seller Group Entity to whom any Intercompany Indebtedness is owed by a Seller PMPA Entity as of the Closing Date to execute and deliver a Subordination Agreement to Purchaser in respect of such Intercompany Indebtedness.

3.3	Post-Closing Conditions

If the conditions set forth in Section 3.2(b)(v) have not been satisfied by August 31, 2021, Purchaser may direct the Seller PMPA Entities to take such steps by written notice, and if so directed Purchaser shall take such steps, as are necessary to direct Banco Itau to return the share register of the Mine Owner to the possession of the Mine Owner, to annotate the pledge over the shares of Mine Owner in favor of Purchaser thereon, and to provide evidence of the same to the Purchaser not later than September 24, 2021.

3.4	Satisfaction of Conditions Precedent

Each Party shall use all reasonable commercial efforts (or such higher standard as may be required in Section 3.2(b)(v)) and take all reasonable action as may be necessary or advisable to satisfy and fulfil all the conditions precedent set forth in this Article 3 as promptly as reasonably practicable. The Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

3.5	Use of Advance

Seller may use the Upfront Advance and the Resource Growth Advance in such manner as it sees fit and the Exploration Advance for the purposes detailed in Section 3.6 and it shall not be obliged to return any uncredited portion of the Advance to the Purchaser at the end of the Term. For greater certainty, no interest shall accrue or be payable in respect of the Advance.

3.6	Exploration Advance

Purchaser shall pay, and Seller PMPA Entities shall use, the Exploration Advance in accordance with this Section 3.6.

(a)	The Exploration Advance will be available from January 1, 2022 to December 31, 2024 (the “Exploration Advance Availability Period”). Once per calendar year, during the Exploration Advance Availability Period or until the proceeds of the Exploration Advance are fully drawn, whichever is sooner, Seller may request payment by Purchaser of proceeds out of the Exploration Advance by notice in writing to the Purchaser (the “Exploration Advance Notice”). The Exploration Advance Notice shall be accompanied by the Seller’s Off-Mine Drilling Plan for such year which shall set out the location of the drill targets and the number of metres planned to be drilled.

(b)	The Exploration Advance will be paid in an amount equal to the product of: (i) $100.00 per metre, multiplied by (ii) the number of metres planned to be drilled within the geographic area defined in Schedule C for the applicable year (the “Off-Mine Drilling Plan”), until the proceeds of the Exploration Advance are fully drawn. All payments of the Exploration Advance shall be made to Seller within 30 days following delivery by Seller to Purchaser of the Exploration Advance Notice.

(c)	If any portion of the Off-Mine Drilling Plan set out in the Exploration Advance Notice is not completed during the applicable year, the amount of the Exploration Advance associated with such unexecuted portion will be carried forward to the following year(s), including to 2025, in the case of any unexecuted portion of the Off-Mine Drilling Plan in respect of 2024;

provided that the Seller PMPA Entities shall use commercially reasonable efforts to complete any Off-Mine Drilling Plan for the calendar year in which they request any portion of the Exploration Advance within that calendar year.

3.7	Resource Growth Advance

Purchaser shall pay the Resource Growth Advance in accordance with this Section 3.7.

(a)	The Resource Growth Advance will be available from the Closing Date until December 31, 2024 (the “Resource Growth Advance Availability Period”). Once per calendar year, during the Resource Growth Availability Period or until the proceeds of the Resource Growth Advance are fully drawn, whichever is sooner, the Seller may request payment by the Purchaser of proceeds out of the Resource Growth Advance by notice in writing to the Purchaser (the “Resource Growth Notice”). The Resource Growth Notice shall be accompanied by an updated estimate of Reserves and Resources prepared in accordance with NI 43-101, (the “Updated Resource Estimate”) together with any digital supporting files requested by Purchaser, acting reasonably.

(b)	The Resource Growth Advance will be paid in an amount equal to the product of:

(i)	$20.00 per ounce, multiplied by

(ii)	that number of ounces, if positive, by which the M&I Resources (as reflected in the Updated Resource Estimate) have increased over the Effective Date M&I Resources after giving effect to (X) conversion of any Effective Date Inferred Resource to M&I Resources (to which the Resource Growth Advance is not applicable), (Y) cumulative production from the Effective Date and (Z) increases for which a Resource Growth Advance has been paid in previous years. A sample calculation of a payment under the Resource Growth Advance is set out in Schedule G.

(c)	For greater certainty, no proceeds of the Resource Growth Advance will be payable in respect of any Effective Date M&I Resource or Effective Date Inferred Resource and shall only be payable in respect of newly delineated or acquired Inferred Resources that are converted to M&I Resources or newly delineated or acquired M&I Resources from and after the Effective Date.

(d)	All payments of the Resource Growth Advance shall be made to the Seller within 30 days of delivery by the Seller to the Purchaser of a Resource Growth Notice.

3.8	ESG Contribution

(a)	In addition to any other payments made by the Purchaser hereunder, Purchaser will make a financial contribution to the Seller’s ESG Programs & Initiatives in an amount equal to $5.00 for each ounce of Refined Gold that has been delivered to Purchaser pursuant to this Agreement (the “ESG Contribution”). Any ESG Contribution shall be paid in accordance with this Section 3.8:

(i)	The ESG Contribution will be payable in arrears from time to time (but no more than once per Fiscal Quarter, and no less than once per calendar year) upon written request made by Seller to Purchaser in accordance with this Section 3.8 and will be payable in respect of any Refined Gold delivered from and after the Closing Date until the termination of this Agreement.

(ii)	Seller may request payment from the accumulated ESG Contribution by notice in writing to Purchaser (the “ESG Reimbursement Notice”). An ESG Reimbursement Notice shall be accompanied by reasonably satisfactory documentary evidence of Seller or its Affiliates having incurred expenditures in respect of ESG Programs & Initiatives. All ESG Contributions requested pursuant to an ESG Reimbursement Notice shall be paid to Seller within 30 days of delivery by Seller to Purchaser of an ESG Reimbursement Notice provided that ESG Programs & Initiatives giving rise to the requested ESG Contribution are satisfactory to the Purchaser, acting reasonably, and provided further that Seller has provided Purchaser with such relevant documentation relating to such ESG Programs & Initiatives and relating to such ESG Contribution as may be requested by Purchaser.

(iii)	In addition to any ESG Contributions made pursuant to Section 3.8(a)(ii), ESG Contributions may also be made to fund the development or implementation of specific ESG Program & Initiatives that have been agreed by the Seller and the Purchaser in advance and pursuant to the terms of a separate written agreement between them for that purpose (an “ESG Funding Agreement”). All such ESG Contributions shall be paid to the Seller in such amounts and upon such schedules as shall be set out in the ESG Funding Agreement.

(b)	Under no circumstance shall the Purchaser be required to pay any amount in respect of an ESG Reimbursement Notice that exceeds the accumulated ESG Contribution amount (less any prior ESG Contribution payments) at the time that such payment is requested pursuant to this Section 3.8.

(c)	For any ESG Contribution sought by Seller, Seller shall provide to Purchaser any and all information reasonably requested by the Purchaser with respect to such ESG Contribution and Purchaser shall be entitled to publicly disclose information with respect to the ESG Contribution subject to prior compliance with Section 11.7.

(d)	During an Event of Default and until such Event of Default is cured, Purchaser may suspend ESG Contributions or may, in its sole discretion, whether pursuant to an ESG Funding Agreement or otherwise, make ESG Contributions directly to a fund or funds benefitting communities local to the Mine.

Article 4
EFFECTIVeness AND TERM

4.1	Effectiveness

This Agreement shall be effective upon the first date at which the following conditions have been satisfied (the “Agreement Date”):

(a)                the parties have exchanged signed counterparts of this Agreement; and

(b)                the parties and The Bank of Nova Scotia, as administrative agent for and on behalf of the Lenders under the Credit Agreement, have exchanged signed counterparts of the Credit Agreement ICA.

4.2	Term

The term of this Agreement shall commence on the Agreement Date and, subject to Section 9.2(a)(iii), shall continue until the date that is forty (40) years after the Agreement Date (the “Initial Term”). Purchaser may terminate this Agreement at the end of the Initial Term by providing Seller, Parent Company and Mine Owner, prior to the expiry of the Initial Term, with written notice of its intention to terminate. If Purchaser has not provided such notice prior to the expiry of the Initial Term, then this Agreement shall continue in full force and effect for successive ten (10) year periods (each an “Additional Term”) unless and until either (i) Purchaser provides written notice to Seller, Parent Company and Mine Owner terminating this Agreement prior to the end of the then current term, or (ii) there have been no active mining, development or exploration activities on the Mining Properties by any Mine Owner or its Affiliates during the last five (5) years of the Initial Term or any Additional Term in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

Article 5
REPORTING; BOOKS AND RECORDS

5.1	Reporting Requirements

(a)                Seller shall deliver to Purchaser a Monthly Report on or before the twentieth (20th) Business Day after the last day of each calendar month. The Monthly Report will disclose any material variance in monthly and year-to-date production and related statistics for the Mine to the relevant Budget and will include narrative comment on any such material monthly variance from Budget of greater than 15% and any year-to-date variance from Budget of greater than 10%, to the extent not provided in a prior Monthly Report.

(b)                Seller shall deliver to Purchaser a Quarterly Report by the earlier of (i) in the case of the Quarterly Report for each of first, second and third calendar quarter each year, 50 days after the end of the calendar quarter and, in the case of the Quarterly Report for the fourth calendar quarter each year, 95 calendar days after the end of such quarter, and (ii) the fifth (5th) Business Day following the date on which the board of directors of the Parent Company (or the ultimate parent of any Future Owner) has approved the Quarterly Report for such calendar quarter.

(c)                at least once every twelve (12) months, Seller shall provide to Purchaser:

(i)                 the Budget for the upcoming calendar year;

(ii)               not later than December 1st of each year, a forecast of Payable Gold for the upcoming calendar year (to be set out on a monthly basis);

(iii)	a list of key assumptions used in developing the forecasts referred to in paragraphs (i) and (ii), including the types, tonnages, gold grade and gold recoveries of ore from the Mining Properties and the operating costs and sustaining capital during the upcoming calendar year;

(iv)	the life-of-mine strategic business plan that is prepared annually by or on behalf of the Seller PMPA Entities for internal purposes. For greater certainty, such plan is not required to be prepared in accordance with NI 43-101;

(v)	a Reserve Statement for the Mine, detail of the assumptions used and any digital files used to prepare the same;

(vi)              confirmation of an annual third party tailings inspection for the Mine and, if so requested by Purchaser a copy of any reports prepared in connection such inspection and any application to expand an existing tailings impoundment or build a new tailings impoundment for the Mine, together with copies of any related design documents which are submitted to Governmental Authorities in connection with any such application; and

(vii)            any ESG data that has been used by the Seller as part of its sustainability report relating to the Mine.

(d)	Seller shall provide prompt notice to Purchaser regarding any matter concerning the Mine that has or is reasonably likely to have an Adverse Impact. Seller shall seek to comply with this Section 5.1(d), to the extent reasonably practicable, prior to any public announcement regarding the matter.

5.2	Books and Records

Parent Company and Seller shall keep, and shall cause the Mine Owner to keep, true, complete and accurate Books and Records to enable Purchaser to confirm compliance with the terms and conditions of this Agreement, including the determination of the Payable Gold. Parent Company and Seller shall, and shall cause the Mine Owner to:

(a)	provide copies to Purchaser of, and

(b)	permit Purchaser and its authorized representatives and agents to perform audits, reviews and other examinations of,

such Books and Records from time to time, at such reasonable times as Purchaser may request upon reasonable notice. The Parent Company and Seller shall provide access to certain Books and Records in a virtual format, if so requested by Purchaser and if such Books and Records are readily available or are reasonably capable of being made available to Purchaser in virtual format without undue expense or burden to Parent Company or Seller.

5.3	Technical Reports

Parent Company and Seller shall, and shall cause the Mine Owner, to prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by Parent Company or Seller under Applicable Law. Parent Company and Seller shall provide, or cause to be provided by the Mine Owner, to Purchaser an advance draft copy of any technical report on the Mining Properties prepared by Parent Company or Seller in compliance with NI 43--101 before it is filed on SEDAR or otherwise publicly announced, and in any event not less than five (5) Business Days before it is so filed.

5.4	Inspections

Subject at all times to the workplace rules and supervision of the Mine Owner, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, Seller and Parent Company hereby grant, and shall cause the Mine Owner to grant, to Purchaser and its representatives and agents, at reasonable times and upon reasonable notice and at Purchaser’s sole risk and expense, the right to (i) access and physically inspect the Books and Records, and (ii) access and, physically or virtually, inspect the Mine Assets, in each case to monitor Seller’s and the Mine Owner’s operations on the Mining Properties and to confirm compliance with the terms and conditions of this Agreement. Purchaser may avail itself of such right of access to a maximum of twice per calendar year unless an Event of Default has occurred and is ongoing at which time no limit shall be effective. Purchaser will indemnify and hold harmless Seller, Parent Company and Mine Owner to the extent either Seller, Parent Company or Mine Owner incurs or suffers any disadvantage or Loss due to any action or inaction of Purchaser and its representatives and agents during any such inspection.

5.5	Confidentiality

(a)	Each Party shall maintain as confidential and shall not disclose, and shall cause its Affiliates, and its and their respective employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose any information (whether written, oral or in electronic format) received or reviewed by such Party (a “Receiving Party”) from any other Party, its Affiliates, and its and their respective employees, officers, directors, advisors, agents or representatives (a “Disclosing Party”) or observed during a visit to the Mine Assets as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(i)	a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers and prospective financing or acquisition parties;

(ii)	subject to Sections 5.5(c) and 11.7, a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any Applicable Law or stock exchange rules;

(iii)	a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into this Agreement or is obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations to the Disclosing Party or its Affiliates;

(iv)	with the approval of the Disclosing Party;

(v)	a Receiving Party may disclose Confidential Information to those of its and its Affiliates’ directors, officers, employees who need to have knowledge of the Confidential Information in furtherance of the Receiving Party’s performance of this Agreement, the business operations and compliance obligations of the Receiving Party and its Affiliates; and

(vi)	in connection with any legal proceeding arising in connection with this Agreement, but any such disclosure shall be subject to such confidentiality procedures as may be reasonably requested by the Disclosing Party and approved by the relevant court of law.

(b)	Each Party shall ensure that its and its Affiliates’ employees, directors, officers and agents and those persons listed in Section 5.5(a)(i) and 5.5(a)(v), are made aware of this Section 5.5 and comply with the provisions of this Section 5.5. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons. In addition, each Party has the right to pursue causes of action or other acts against such persons.

(c)	No Party shall file this Agreement publicly without reasonable prior consultation with the other Party. Notwithstanding the foregoing, the Parties acknowledge that Parent Company is, and the Purchaser may be, obligated under Applicable Laws to file this Agreement or otherwise disclose information provided hereunder publicly from time to time. In connection with any such public filing or disclosure, the Parties shall make reasonable efforts to first consult with each other, and in connection with any filing or other disclosure of this Agreement, shall first agree on redactions to be made to this Agreement; it being understood that each Party shall be permitted to file or disclose any information which is required to be disclosed by it under Applicable Law.

Article 6
COVENANTS

6.1	Conduct of Operations

(a)	All decisions regarding the Mine, including the Mining Properties and the Mineral Processing Facility, including all decisions concerning the methods, extent, times, procedures and techniques of any: (i) exploration, operation, development, expansion, mining and closure activities related to the Mine, including spending on capital expenditures; (ii) leaching, milling, processing or extraction methodologies for the Mine; (iii) materials to be introduced on or to the Mining Properties; and (iv) decisions regarding the sales of Minerals and terms thereof shall be made by the Seller PMPA Entities, in their sole discretion. Without limiting the generality of the foregoing, the Seller PMPA Entities shall be permitted to amend the mine plan for the Mine at any time and from time to time in their sole discretion, provided that they are acting in a commercially prudent manner and consistent with generally accepted mining practice. For the avoidance of doubt, notwithstanding any other provision of this Agreement or any other transaction document, nothing in this Agreement shall prevent the Seller PMPA Entities from placing on care and maintenance or from otherwise ceasing or suspending operation of the Mine at any time and from time to time when the Seller PMPA Entities determine that it is commercially reasonable or fiscally prudent to do so.

(b)	Notwithstanding the discretion reserved by the Seller PMPA Entities under the first sentence of Section 6.1(a):

(i)	Seller shall cause the development and operation of the Mine by the Seller PMPA Entities to be conducted in a commercially reasonable manner, in accordance with all Approvals;

(ii)	neither Parent Company nor any Seller PMPA Entity shall consider the economic impact of this Agreement in its determination of Reserves or Resources for, or determine the life-of-mine strategic business plan or any other mine plan or scheduling for, the Mine, except that Parent Company or a Seller PMPA Entity may include such impact in its analysis solely in relation to any public disclosure concerning the Mine required under applicable securities laws or the rules of any securities exchange ("Securities Rules"), including if

(A)	any professional person responsible for the preparation of such public disclosure is required by Securities Rules or by CIM Definition Standards (in each case, not in such person’s discretion) to include the economic impact of this Agreement in any economic analysis for the Mine, such impact may be included in such analysis; and

(B)	as a result of a change in applicable Securities Rules or CIM Definition Standards occurring after the Agreement Date, any professional person responsible for the preparation of such public disclosure is required by Securities Rules (in each case, not in such person’s discretion) to include the economic impact of this Agreement in its determination of Reserves and Resources for the Mine, such impact may be included in such analysis.

(iii)	The Seller PMPA Entities shall make all operating and capital decisions relating to the Mine as though they had a 100% interest in the gold mined or otherwise extracted from the Mining Properties.

(c)	Seller shall cause each Seller PMPA Entity to, at all times under this Agreement, use commercially reasonable efforts to maintain the Mine Assets (including all Approvals and, subject to Section 6.13 and 6.14, all Mining Properties) in good standing, including by paying all Taxes and other fees and making all filings due in respect thereof.

(d)	Notwithstanding anything in this Agreement to the contrary, all development, mining operations and other activities in connection with the Mine shall, in all material respects, be conducted (i) in compliance with all Applicable Laws, including Environmental Laws (including standards relating to site rehabilitation and water), labor standards (including health and safety standards and laws prohibiting child labor, human trafficking, forced labor, and slavery), human rights (including the rights of children), payments to government officials, conflict minerals, and official and commercial corruption, and (ii) otherwise in a commercially reasonable manner consistent with generally accepted mining practice.

(e)	The Seller PMPA Entities will, in all material respects, conduct their operations in accordance with the ESG Policies and Procedures, copies of which have been provided to the Purchaser. The Seller PMPA Entities may amend the ESG Policies and Procedures from time to time in accordance with generally accepted practices in the mining industry and shall provide Purchaser with copies of such amended policies.

(f)	For greater certainty, nothing in this Agreement shall require Seller, Parent Company or any of their Affiliates or any other person to operate or continue operating the Mine or to explore or develop all or any portion of the Mining Properties.

6.2	Processing/Commingling

(a)	The Parent Company and the Seller PMPA Entities shall cause the Mine Owner to process all Minerals through the Mineral Processing Facility and ensure such processing occurs at the Mineral Processing Facility in a manner consistent with the processing methods described in the then current technical report in respect of the Mining Properties prepared under NI 43-101 and in priority to Other Minerals. Seller and Parent Company shall cause the Mine Owner to not process Other Minerals through the Mineral Processing Facility unless the following conditions have been satisfied:

(i)	Seller and Purchaser shall have entered into an agreement to fully compensate and indemnify Purchaser to the extent Purchaser incurs or suffers any disadvantage or Loss as a result of such Other Minerals being processed through the Mineral Processing Facility (including as a result of a delay in the timing of when Purchaser would have received Payable Gold and including any reduction in the recovery of gold resulting from the commingling of Other Minerals);

(ii)	Seller and Purchaser shall have agreed on a method, formula or plan satisfactory to both of them, acting reasonably, with respect to the division of gold from Other Minerals and gold from Minerals for the purposes of determining the quantum of Payable Gold; and

(iii)	if Other Minerals are mined, produced, extracted or otherwise recovered from any AOI Property that is not, at the relevant time, a Mining Property, and such Other Minerals are processed through the Mineral Processing Facility at any time, then any and all gold in any form, including raw ore, or doré or other marketable gold products resulting from any crushing, milling, processing or other beneficiation of such Other Minerals, including gold contained in tailings, waste rock or other waste products originally produced, extracted or otherwise recovered from such Other Minerals, shall be Produced Gold for all purposes of this Agreement;

it being understood that where the Seller Group Entities own or hold only a partial interest in an AOI Property that is, at the relevant time, a Mining Property, Minerals mined, produced, extracted or otherwise recovered from such Mining Property in excess of the partial interest of the Seller Group Entities in such Minerals shall be deemed to be Other Minerals for purposes of clauses (i) and (ii) of this Section 6.2, but shall not be subject to clause (iii) of this Section 6.2.

(b)	If the conditions in Section 6.2(a) are satisfied then:

(i)	Seller and Parent Company shall cause the Mine Owner to adopt and employ reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors, to ensure the division of gold from Minerals from gold from Other Minerals for the purposes of determining the quantum of Produced Gold (which practices and procedures shall be in accordance with sound mining, processing, engineering and environmental practices prevailing in the mining industry);

(ii)	Seller and Parent Company shall cause the Mine Owner to keep appropriate Books and Records in this regard, which Purchaser shall be entitled to review and audit upon reasonable notice and at reasonable frequency;

(iii)	In no event shall the result of any practice or procedure adopted by Seller for purposes of this Agreement result in less Produced Gold than determined by the practices and procedures adopted by a Seller Group Entity for its own determination of gold content in such Minerals; and

(iv)	Seller shall consult with Purchaser and act reasonably to modify the practices and procedures adopted and employed if Purchaser determines, acting reasonably, that there is a more accurate, objective or formulaic methodology or procedure, or if any of such practices or procedures result in inaccuracy, bias or an unreasonable degree of variability, in the determination of Produced Gold from Minerals versus gold from Other Minerals.

6.3	Preservation of Corporate Existence and Ringfenced Collateral

(a)	Maintenance of Corporate Existence and Structure.

(i)	Seller shall do all things necessary or advisable to maintain its corporate existence.

(ii)	Seller shall cause the Mine Owner to do all things necessary or advisable to maintain its corporate existence.

(iii)	No Seller PMPA Entity shall make any fundamental change to its corporate structure, including by creating any subsidiaries unless each of Parent Company and each Seller PMPA Entity is in compliance with Section 6.3(f), Section 6.3(g) and Article 7 of this Agreement.

(iv)	Parent Company shall not create any new subsidiary to hold its direct and indirect equity interests in the Seller PMPA Entities unless it is in compliance with Section 6.3(f), Section 6.3(g) and Article 7 of this Agreement.

(v)	Without limiting Section 6.5 and Section 11.12, no Seller PMPA Entity shall consolidate, amalgamate with, or merge with or into, transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction or consummate a similar corporate event (each, a “Corporate Event”) unless: (i) at the time of such Corporate Event, the resulting, surviving or transferee entity assumes in favour of Purchaser all PMPA Obligations of the Seller PMPA Entity; and (ii) such Corporate Event and the resulting, surviving or transferee entity complies with the applicable provisions of Section 6.5, Section 6.3(f), Section 6.3(g) and Article 7 of this Agreement.

(b)	Ownership of Mine Assets

(i)	Mine Owner shall not own or hold any assets other than the Mine Assets, cash and cash equivalents, bank accounts, tax credits and other Permitted Investments, and shall carry on no material business other than in connection with the operation and development of the Mine.

(ii)	All Mine Assets shall be owned or leased, as applicable, by the Mine Owner.

(iii)	Neither Seller nor Parent Company nor any other Affiliate of Seller shall own any interest in the Mine, other than their direct or indirect equity interests in the Seller PMPA Entities or their interest as an unsecured, subordinated creditor in respect of any obligation of a Seller PMPA Entity to repay any Intercompany Indebtedness.

(c)	No Limits on Delivery of Refined Gold

Neither Seller nor Mine Owner nor any of their Affiliates shall enter into any agreement(s) that directly or indirectly inhibit Seller’s ability to deliver Refined Gold hereunder (including by restricting contributions or distributions of cash or cash equivalents to Seller).

(d)	No Securitization of Delivery Payment

Neither Seller nor any Affiliate of Seller may securitize, sell or otherwise Transfer an interest in or referenced to future payments of the Delivery Payment.

(e)	Limitation on Investments

Prior to the Second Reduction Date, neither Seller nor Mine Owner shall make any Investments other than Permitted Investments; it being understood that, following the Second Reduction Date, there shall be no limit or other restriction on Investments by Seller or Mine Owner.

(f)	Priority of Purchaser’s Encumbrances

(i)	Until the Second Reduction Date, all PMPA Obligations of the Parent Company and Seller PMPA Entities to Purchaser shall be secured by Encumbrances on the Ringfenced Collateral in favor of Purchaser.

(ii)	Until the Second Reduction Date:

(A)	if the Seller PMPA Entities are owned by Ero Copper, Purchaser’s Encumbrances on the Ringfenced Collateral shall be subordinated to Encumbrances on the Ringfenced Collateral securing Indebtedness (excluding Capital Lease Obligations, Indebtedness secured by Purchase Money Encumbrances and all Secured Hedging and Cash Management Obligations) up to a limit of $150,000,000; and

(B)	if the Seller PMPA Entities (or either of them) are no longer owned by Ero Copper, Purchaser’s Encumbrances shall be pari passu with all other Encumbrances on the Ringfenced Collateral securing any Indebtedness (excluding Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances) permitted under this Agreement;

in each case under (A) and (B), on and subject to the terms of an intercreditor agreement(s) to be entered into between the Purchaser and the Lenders providing such Indebtedness pursuant to Section 6.8.

(g)	Limitations on Indebtedness

(i)	If, at any time prior to the Advance Amount Reduction Date, there has not been an Ero COC and the Seller PMPA Entities are owned, directly or indirectly, by Ero Copper: (A) Secured Indebtedness (excluding Capital Lease Obligations, Indebtedness secured by Purchase Money Encumbrances and all Secured Hedging and Cash Management Obligations) which ranks senior to or pari passu with the Security shall not exceed $150,000,000; and (B) (1) none of the Seller PMPA Entities shall incur, assume or permit to exist any unsecured Indebtedness and (2) none of the Seller Group Entities shall incur, assume or permit to exist any Indebtedness that is secured by any Encumbrance on the Ringfenced Collateral which ranks subordinate to the Security unless, in each case under (1) or (2), the proceeds of such Indebtedness are used solely for the development and operation of the Mine or to fund reasonable general and administrative expenses of the Seller PMPA Entities.

(ii)	If, at any time prior to the Advance Amount Reduction Date, the Seller PMPA Entities are owned, directly or indirectly, by Ero Copper and there is an Ero COC, then immediately following such Ero COC, there shall be no limits on (1) Indebtedness of or guaranteed by the Seller PMPA Entities, and (2) Encumbrances on the Ringfenced Collateral; however, Purchaser shall have the option, to be exercised within 30 days of Purchaser’s receipt of notice of the Ero COC, to accelerate any or all of the Refined Gold remaining to be delivered to Purchaser in order to achieve the Second Delivery Threshold. If Purchaser wishes to exercise the option, it will provide written notice of its election to the Parent Company and the Seller PMPA Entities within such 30 day period, which notice will specify the number of remaining ounces of Refined Gold to be accelerated (in a manner consistent with the information provided pursuant to Section 2.3), the Seller will deliver the number of ounces of Refined Gold specified in Purchaser’s notice pursuant to Section 2.2(d) within 30 thirty days of receipt of Purchaser’s notice, and upon delivery of such Refined Gold Purchaser shall make the Delivery Payment under Section 2.5 for each ounce so delivered. For greater certainty nothing in this Section 6.3(g) shall be construed as restricting the right of Ero Copper to enter into any transaction resulting in an Ero COC.

(iii)	If, at any time prior to the Second Reduction Date, the Seller PMPA Entities (or either of them) are no longer owned, directly or indirectly, by Ero Copper, and

(A)	the Advance Amount Reduction Date has not occurred, then

(I)	if any Seller PMPA Entity intends to incur new Indebtedness (excluding Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances), the Total Leverage Ratio when calculated in respect of such new Indebtedness shall not exceed 3.0:1.0; and

(II)	if Parent Company or any Seller PMPA Entity intends to incur new Secured Indebtedness (excluding Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances), the Secured Leverage Ratio when calculated in respect of such new Secured Indebtedness shall not exceed 1.5:1.0; or

(B)	the Advance Amount Reduction Date has occurred, then until the Second Reduction Date, if any Seller PMPA Entity intends to incur new Indebtedness (excluding Capital Lease Obligations and Indebtedness secured by Purchase Money Encumbrances), whether Secured Indebtedness or otherwise, the Total Leverage Ratio when calculated in respect of such new Indebtedness shall not exceed 3.5:1.0.

(iv)	From and after the Second Reduction Date, no restrictions on Indebtedness shall apply.

6.4	Insurance

(a)	The relevant Seller PMPA Entities shall maintain (or shall cause to be maintained) with reputable insurance companies, insurance (including business interruption insurance) with respect to (i) the Mine Assets and the operations of the Mine Owner conducted on and in respect of the Mine against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations in similar locations, which shall include insurance on Minerals and Produced Gold including for each shipment of Produced Gold from the Mine until risk of loss for such shipment has been transferred to the Offtaker and (ii) Refined Gold to be delivered to Purchaser up to the Time of Delivery.

(b)	Seller shall, upon request of Purchaser, furnish to Purchaser a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Seller PMPA Entity in accordance with Section 6.4(a) and confirming its adequacy and sufficiency. Seller shall, upon the request of Purchaser, provide Purchaser with copies of all insurance policies as in effect from time to time relating to the Mining Properties.

(c)	All of the insurance policies required under Section 6.4(a) (and all policies of reinsurance issued in connection therewith) shall specify Purchaser as an additional insured and as a loss payee and contain such customary endorsements in favour of Purchaser as it shall reasonably require.

(d)	Parent Company and Seller PMPA Entities shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(e)	Subject to the terms of the Credit Agreement or other Secured Indebtedness permitted under this Agreement and any applicable inter-creditor agreement, Parent Company shall ensure that proceeds of any insurance claim related to the Mine shall be received by or contributed to Seller or Mine Owner.

(f)	If the Seller PMPA Entities receive (or should receive) proceeds due to a catastrophic loss to the Mine Assets, and determine not to rebuild or otherwise replace the lost Mine Assets, Purchaser shall, subject to the terms of the Credit Agreement or other Secured Indebtedness permitted under this Agreement and any applicable inter-creditor agreement, be entitled to the first receipt of such proceeds up to the uncredited Advance, following which any excess proceeds shall be shared by Purchaser and the Seller Group Entities on a pro rata basis in light of the future economic interest of each in the Mine (including in the case of the Purchaser under this Agreement) based upon the life of mine plan most recently provided to Purchaser prior to such loss.

6.5	Transfers By the Seller PMPA Entities

(a)	Subject to Section 6.5(e), no Seller PMPA Entity shall Transfer (in each case, a “transferee"), directly or indirectly, including by way of a Corporate Event or other Change of Control, any of its material assets, unless:

(i)	in all such cases, the transferee, or surviving or resulting entity, or any direct or indirect controlling shareholder of the same is not a Restricted Person;

(ii)	for any Transfer or Corporate Event or other Change of Control involving a minority interest in the equity of any Seller PMPA Entity, the transferee provides a guarantee of the transferee’s PMPA Obligations in form and substance substantially similar to the guarantee given by the transferor, pro rata to the proportion of equity so transferred, which guarantee shall, until the Second Reduction Date, be secured by a pledge by the transferee of the transferred interest and as applicable, security granted by the transferor in such other Ringfenced Collateral owned or held by the transferor as is then covered by the Security;

(iii)	for any Transfer or Corporate Event or other Change of Control involving a majority interest in the equity of any Seller PMPA Entity:

(A)	the transferee provides a guarantee of the PMPA Obligations in form and substance substantially similar to the guarantee given by the transferor, pro rata to the extent of the proportion of the equity so transferred, which guarantee shall, until the Second Reduction Date, be secured by a pledge of the transferred equity interest and as applicable, security granted by the transferor in such other Ringfenced Collateral owned or held by the transferor as is then covered by the Security;

(B)	(1) in the reasonable opinion of both Purchaser and Seller, the transferee, taken together with the Mine Owner (if the transfer is not of the equity or assets of the Mine Owner) and any other Affiliate of the transferee that is, until the Second Reduction Date, providing a guarantee has sufficient financial resources, (whether through agents or otherwise) mining, engineering and technical skills, and ESG policies, to directly or indirectly own and operate the Mine and cause the Seller and Mine Owner to perform all of its PMPA Obligations, and (2) the transaction does not result in any increase in any Taxes payable by Purchaser or any of its controlling Affiliates, as determined with reference to Applicable Laws in effect or proposed at the time of such Transfer, or an indemnity acceptable to Purchaser, acting reasonably, is provided for such Taxes; and

(C)	the transferee is a corporate entity organized under the laws of a Permitted Jurisdiction or another jurisdiction acceptable to Purchaser, acting reasonably, with a view to the enforcement of security under the Applicable Laws of such jurisdiction; or

(iv)	for a Transfer of all or substantially all of the assets of Seller, any interest in Seller’s equity interest in Mine Owner, or a Transfer of any Mining Property or Mineral Processing Facility, in addition to the applicable requirements of clause (ii) or (iii) above:

(A)	(1) the transferee assumes in favour of Purchaser, by way of novation, all PMPA Obligations of Seller (and, as applicable, Mine Owner) pursuant to an enforceable written agreement in form and substance satisfactory to Purchaser, acting reasonably, and (2) an Affiliate or Affiliates of the transferee assume(s), until the Second Reduction Date, all PMPA Obligations of Parent Company (and in connection with such Transfer, Parent Company shall be released from any PMPA Obligations thereunder arising after the date of such Transfer) and (3) the direct equity interests of the transferee are held by a corporate entity organized under the laws of a Permitted Jurisdiction or another jurisdiction acceptable to Purchaser, acting reasonably, with a view to the enforcement of security under the Applicable Laws of such jurisdiction; and

(B)	(1) in the reasonable opinion of both Purchaser and Seller, the transferee, taken together with Mine Owner (if all of its shares were transferred to the transferee) and any Affiliate(s) of the transferee which assume the PMPA Obligations of the Seller guarantors under the Security Agreements to which they are party, until the Second Reduction Date, has sufficient financial resources, (whether through agents or otherwise) mining, engineering and technical skills, and ESG policies, to own and operate the Mine and perform all PMPA Obligations of Seller or Mine Owner (as applicable) and (2) the transaction does not result in any increase in any Taxes payable by Purchaser or any of its controlling Affiliates as determined with reference to the Applicable Laws in effect or proposed at the time of such Transfer, or an indemnity acceptable to Purchaser, acting reasonably, is provided for such Taxes.

(b)	Seller shall provide Purchaser with at least thirty (30) days prior written notice of any intended Transfer, or Corporate Event or other Change of Control together with a description of such Transfer and the identity of the proposed transferee(s).

(c)	No Transfer, Corporate Event or other Change of Control shall be permitted if, at the time of such Transfer, Corporate Event or other Change of Control, there shall have occurred and be continuing an Event of Default, unless Purchaser, in its sole and absolute discretion, shall have given its prior written consent to such Transfer.

(d)	No Transfer or Corporate Event or other Change of Control shall be permitted unless the Seller PMPA Entities shall have received all consents from any Governmental Authority required to be obtained in connection with such Transfer, and the Seller PMPA Entities or the transferee or assignee shall have satisfied any financial obligations to any Governmental Authority in respect of such Transfer.

(e)	The limitations under this Section 6.5 shall not apply to (1) any Permitted Encumbrance or Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8; (2) any sale, transfer, abandonment, lease or other disposition by Mine Owner (i) of obsolete, surplus, damaged, used, or worn out personal property constituting Mine Assets; (ii) of equipment constituting Mine Assets, the Transfer of which is not reasonably expected to result in an Adverse Impact on Mine Owner’s ability to own and operate the Mine or that is required by Applicable Laws concerning health and safety; (iii) of Mine Assets in the ordinary course of business and consistent with generally accepted mining practice; (iv) of Minerals pursuant to an offtake agreement, joint venture agreement (notwithstanding that the creation of any equity interest or profits interest in any Mine Assets shall be a Transfer) or any agreement for an Existing Royalty; (v) of cash equivalents constituting Mine Assets for assets of reasonably equivalent value; (vi) of Mine Assets subject to any Permitted Encumbrance or Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8; and (vii) of goods constituting Mine Assets sold if (y) the relevant goods are exchanged for credit against the purchase price of similar replacement goods or (z) the proceeds are promptly applied to the purchase price of such replacement goods at fair value and on an arm’s length basis for like goods; provided that, if Purchaser has a lien on such goods at the time of sale, then upon the consummation of such sale Purchaser has a perfected equivalent lien on the replacement goods; (3) sales, discounting or forgiveness of accounts receivable constituting Mine Assets in the ordinary course of business or in connection with the collection or compromise thereof; (4) dispositions, terminations, relinquishments or expropriation of leases, subleases, licenses or sublicenses constituting Mine Assets (other than any interest in a Mining Property, except for surface rights that are relinquished or expropriated pursuant to Applicable Laws), which (i) are in the ordinary course of business or (ii) do not materially interfere with the business of the Mine Owner taken as a whole or do not or would not reasonably be expected to result in an Adverse Impact on Mine Owner’s ability to own and operate the Mine; (5) the expiration of any option agreement for real or personal property constituting Mine Assets; (6) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business (other than for any Mining Property) constituting Mine Assets; (7) terminations of hedge agreements constituting Mine Assets and (8) an Ero Spinco Transaction; provided that, effective upon consummation of an Ero Spinco Transaction, Ero Spinco shall assume in favour of Purchaser, by way of novation, all PMPA Obligations of Parent Company pursuant to an enforceable written agreement in form and substance satisfactory to Purchaser, acting reasonably (each, a “Permitted Disposition”).

(f)	For greater certainty, in addition to the Permitted Dispositions, none of the following (each an “Exempted Transaction”) shall be subject to Section 6.5:

(i)           an Ero COC;

(ii)           a Corporate Event in respect of Ero Copper (other than a Corporate Event that involves a Transfer of Ringfenced Collateral that is otherwise restricted by this Section 6.5);

(iii)          any Transfer in respect of Ero Copper, including a Transfer of assets of Ero Copper (other than a Transfer of Ringfenced Collateral that is otherwise restricted by this Section 6.5); it being understood that following any Transfer of all or substantially all assets of Ero Copper, the Seller PMPA Entities shall be deemed to no longer be owned by Ero Copper for all purposes of Section 6.3(f) and (g);

(iv)              a Change of Control of any future ultimate parent of the Seller PMPA Entities (“Future Parent”);

(v)                a Corporate Event in respect of Future Parent (other than a Corporate Event that involves a Transfer of Ringfenced Collateral that is otherwise restricted by this Section 6.5); and

(vi)              a Transfer in respect of Future Parent, including a Transfer of the assets of Future Parent (other than a Transfer of Ringfenced Collateral that is otherwise restricted by this Section 6.5), it being understood that following any Transfer of all or substantially all assets of Ero Copper, the Seller PMPA Entities shall be deemed to no longer be owned by Ero Copper for all purposes of Section 6.3(f) and (g);

provided that Ero Copper or Future Parent, as applicable, is a listed public company or other publicly listed entity whose securities are traded in either such case on an internationally recognized stock exchange immediately prior to such Exempted Transaction and immediately following such Exempted Transaction, and provided further that (1) (I) if Parent Company does not survive such Exempted Transaction, the resulting, surviving or transferee entity assumes in favour of Purchaser all PMPA Obligations of Parent Company and (II) if Parent Company survives such Exempted Transaction, any Future Parent provides a guarantee of the PMPA Obligations in form and substance substantially similar to the guarantee given by the Parent Company, which guarantee shall, until the Second Reduction Date, be secured by a pledge of any direct or indirect equity interest of the Future Parent in respect of the Ringfenced Collateral as is then covered by the Security; (2) Section 6.5 (including Sections 6.5(e) and 6.5(f)) shall apply to Parent Company (if it survives such Exempted Transaction) and any Future Parent; and (3) Parent Company (if it survives such Exempted Transaction) and any Future Parent complies with the applicable provisions of Section 6.3(f), Section 6.3(g) and Article 7 of this Agreement.

6.6	Transfers By Purchaser

(a)	Subject to compliance with Section 6.11, Purchaser may assign its rights and/or delegate its obligations under this Agreement, and any Guarantee or Security Agreement, to any person (in each case, a “transferee”), in whole or part (a “Purchaser Transfer”); provided that (i) such transferee or any direct or indirect controlling shareholder of the same is not a Restricted Person (ii) the transaction does not result in an increase in any Taxes payable by Seller or Mine Owner as determined with reference to the Applicable Laws in effect or proposed at the time of such Transfer or an indemnity acceptable to Seller, acting reasonably, is provided for such Taxes; and (iii) so long as the Purchaser has any remaining obligation to pay any portion of the Advance, then in the reasonable opinion of both Seller and Purchaser, the transferee has sufficient financial resources to fulfil the obligations of the Purchaser hereunder.

(b)	No Purchaser Transfer shall be effective unless the transferee shall specifically acknowledge and assume all obligations and liabilities of Purchaser under this Agreement, any applicable intercreditor agreement and any Guarantee and/or Security Agreement to be transferred, by a written agreement in form and substance reasonably acceptable to Seller (which agreement shall include a novation of this Agreement any such guarantee and/or Security Agreement to be transferred from Purchaser to such transferee) and release of Purchaser.

(c)	If Purchaser effects a Purchaser Transfer of any portion (but not all) of its rights and/or obligations under this Agreement to one or more Persons, Purchaser and such transferee(s) shall appoint one Person to act as agent for Purchaser and all such other Persons for purposes of the exercise by Purchaser and all such other persons of such rights and/or the performance by Purchaser and all such other persons of such obligations under this Agreement, including with respect to reporting by Seller, the giving and receipt of notices under this Agreement, the making of deliveries, and the exercise of rights of inspection and audit.

6.7	Effect of Prohibited Transfers and Assignments

Notwithstanding anything in this Agreement to the contrary, any attempted Transfer, Corporate Event or other Change of Control (including as described in Section 6.5 or 6.6) by either Party or its Affiliates in violation of the provisions of this Agreement shall be null and void.

6.8	Encumbrances

Prior to the Second Reduction Date, no Seller Group Entity shall grant or allow to exist any Encumbrance (other than Permitted Encumbrances), in respect of all or any of the Mine Assets, any other assets of any Seller PMPA Entity or any agreement between any Seller Group Entity and any Seller PMPA Entity or Parent Company’s equity interest in Seller (together, the “Ringfenced Collateral”) in favour of any other person (the “Secured Party”) unless the Seller Group Entity shall have granted in favour of the Purchaser Security as set out below in, to and over the same Ringfenced Collateral (the “Additional Collateral”), in form and substance satisfactory to the Purchaser, acting reasonably, and, at Purchaser’s sole election:

(a)	the Secured Party agrees in advance in writing in favour of Purchaser to the following terms:

(i)	to assume, be bound by and made subject to the terms of this Agreement applying to Seller, Parent Company and the Mine Owner as though it was an original party thereto in the event it takes possession of or forecloses on the Mine Assets, including any Mining Properties or the Mineral Processing Facility and to cause any person that acquires all or any part of the Mining Properties or the Mineral Processing Facility or acquires control of any Seller PMPA Entity in connection with any enforcement action of the Secured Party to so assume, be bound by and made subject to the terms of this Agreement, and

(ii)	to cause any Transfer of the Mining Properties or the Mineral Processing Facility or any right, title or interest therein or any Change of Control of any Seller PMPA Entity, that occurs pursuant to or in connection with any enforcement of such Encumbrance or any Insolvency Event, to be made subject to this Agreement and otherwise undertaken in accordance with this Section 6.8; and

(iii)	[Redacted – commercially sensitive information regarding intercreditor terms]; or

(b)	the Secured Party enters into an inter-creditor agreement in form and substance reasonably satisfactory to Purchaser (such agreement to be negotiated in good faith and using all reasonable best efforts) setting out the terms on which the Secured Party will hold security interests in the Additional Collateral ranking in accordance with Section 6.3(f).

Capital Lease Obligations and Purchase Money Encumbrances in respect of Ringfenced Collateral shall be entitled to priority over Purchaser’s Security, and there shall be no requirement for Purchaser to enter into a subordination agreement with the lessor or Lender in respect thereof.

6.9	No Further Streaming Transactions

The Seller Group Entities shall not enter into, or agree to enter into, an agreement which provides for: (i) the payment of any consideration measured, quantified or calculated based on, in whole or in part, any Minerals; or (ii) the sale of any Minerals; pursuant to: (A) an agreement which provides for a transaction structure that is similar in nature to this Agreement; or (B) an agreement which does not provide for a transaction structure that is similar in nature to this Agreement, but has an economic impact that is similar to this Agreement (which includes a royalty interest payable on any Minerals), but excluding Taxes or a royalty (including the royalty referenced under clause (i) of the definition of Existing Royalties) interest payable to a Governmental Authority required under Applicable Law. This Section 6.9 shall not apply to any (A) gold spot sales, (B) gold forward sales or options or other gold sales or gold loans to a financial institution or bullion bank not engaging in the business of streaming or royalty transactions, (C) internal transfers among any of Parent Company and its Affiliates, (D) transfer of an equity interest in Seller; and (E) sales of gold contained in doré or other marketable form to an Offtaker for the purpose of milling, processing, smelting, refining or other beneficiation of such doré or other marketable form, or (F) royalties created under clause (ii) and (iii) of the definition of Existing Royalties.

6.10	No Distribution

Upon the occurrence of a Trigger Event and until one hundred and eighty (180) days after any such Trigger Event has been remedied or in the event the making of a Distribution would cause a Trigger Event, Seller shall not, and shall cause each Seller PMPA Entity to not, make any Distribution except to another Seller PMPA Entity or Parent Company for the purpose of remedying such Trigger Event, subject, in the case of any Trigger Event for a Lender Event, to the terms of any inter-creditor agreement between Purchaser and the relevant Lender(s).

6.11	Right of First Refusal

(a)	If Purchaser (the “Vendor”) receives a definitive offer from a third party (a “Third Party Offer”) that would be binding upon acceptance by the Vendor, to take an assignment of or otherwise acquire some or all of the Purchaser’s rights under this Agreement (the “Subject Rights”), and the Vendor is willing to accept that Third Party Offer, then the Vendor shall, by notice in writing delivered to Seller, offer to assign such Subject Rights so sought to be purchased by the third party under the Third Party Offer to Seller at the same price and otherwise upon the same terms and conditions as are contained in the Third Party Offer (the “ROFR Offer”); provided that, if the Third Party Offer includes non-cash consideration that is personal to the third party (including shares of the third party), then Seller shall be entitled to substitute such non-cash consideration with cash or non-cash consideration that is personal to Seller or Parent Company (including shares of Seller or Parent Company or any of their Affiliates) with the same or greater value, liquidity and marketability as the third party’s non-cash consideration; and further provided that, if the Third Party Offer includes or is conditional upon the purchase of any asset other than the Subject Rights from the Vendor (the “Additional Vendor Assets”), then the ROFR Offer shall include a cash valuation of the Subject Rights prepared by a reputable third party valuator who is independent of the Purchaser and the value of the Subject Rights set out in such valuation shall be the price of the Subject Rights for the purposes of the ROFR Offer.

(b)	Seller may, within 30 days from the date of delivery of the ROFR Offer, accept the ROFR Offer by notice in writing delivered to the Vendor, in which event it shall then become a binding agreement of purchase and sale of the Subject Rights between Seller and the Vendor at the price and upon the terms and conditions contained in the ROFR Offer.

(c)	If Seller does not accept the ROFR Offer, then the Vendor shall be free to sell all (but not less than all) of the Subject Rights to the applicable third party pursuant to the Third Party Offer. If the Vendor and the third party have not entered into a binding, written agreement pertaining to all (but not less than all) of such Subject Rights and, if applicable, such Additional Vendor Assets (the “Third Party Agreement”) within 60 days of the expiry of the 30-day period set forth in Section 6.11(b) then the Vendor shall again be required to comply with the terms of this Agreement with respect to that Third Party Offer before assigning or otherwise Transferring the Subject Rights to a third party. Vendor shall provide Seller with a copy of the Third Party Agreement promptly once it is executed and delivered, and shall execute and deliver to Seller at the completion of the transactions contemplated by the Third Party Agreement a certificate of a senior officer of Vendor certifying that the sale of the Subject Rights and, if applicable, the Additional Vendor Assets to the third party was completed pursuant to the terms of the Third Party Offer.

(d)	For the avoidance of doubt, this Section 6.11 shall not apply to (and, for clarity, none of the following shall be a Third Party Offer) (i) any spot or forward sales or options or other sales or loans (whether or not involving allocated gold delivered to Purchaser under this Agreement) to a financial institution or bullion bank not regularly engaged in the business of streaming or royalty transactions, (ii) any assignment by Purchaser of its rights and its obligations under this Agreement and any Guarantee or Security Agreement to an Affiliate, (iii) any Corporate Event or other Change of Control involving, or other transfer of an equity interest in, Purchaser or its Affiliates, (iv) any grant by Purchaser to any creditor of Purchaser of any security interest in its rights under this Agreement, any Guarantee or Security Agreement, and any enforcement procedure pursuant thereto, provided that the transferee(s) specifically acknowledge and assume all obligations and liabilities of Purchaser under this Agreement and any such Guarantee or Security Agreement by a written agreement in form and substance reasonably acceptable to Seller (which agreement shall include a novation of this Agreement and any such Guarantee or Security Agreement from Purchaser to such transferee), or (v) if, as a result of an Exempted Transaction, Purchaser’s counterparty under any Transaction Agreement or any Future Parent is a Restricted Person, the first Purchaser Transfer (if any) thereafter (provided that, for greater certainty, such Purchaser Transfer must be made in compliance with Section 6.6).

6.12	Ongoing Assistance with VQF Compliance

Seller shall use reasonable efforts to obtain and provide to Purchaser, at Purchaser's cost and expense, such documents and information as is reasonably requested by Purchaser in order to comply with Purchaser's Verein zur Qualitätssicherung von Finanzdienstleistungen (VQF) self-regulatory obligations pursuant to the Swiss Anti-Money Laundering Act of 10 October 1997; provided that (i) if the documents and information requested by the Purchaser relate to a Person that is at “arm’s length” to the Seller (provided that no Affiliate of Seller nor any employee, officer, director or other person in a similar capacity shall be considered to be at “arm’s length” to Seller) and such arm’s length Person refuses to comply with the request of the Seller for such information and the requested information is not otherwise readily available through public sources or (ii) if the provision of such information by Seller will result in a violation in privacy, employment or laws applicable to the Seller, then the Seller shall be under no further obligation to the Purchaser under this Section 6.12; it being understood any personal information provided by Seller with respect to representatives of Parent Company or any Seller PMPA Entity shall be Confidential Information and shall be protected by Purchaser in the same manner as Purchaser protects the personal information of its own employees. Absent any fraud, gross negligence or willful misconduct on the part of the Seller, the Seller shall have no liability to the Purchaser in respect of the information provided to the Purchaser under this Section 6.12.

6.13	Right to Acquire Mining Properties Prior to Abandonment or Surrender

Should Mine Owner, in its sole discretion, determine to voluntarily abandon or surrender any portion of the Mining Properties to a Governmental Authority (other than in return for compensation or other valid consideration), Seller shall provide Purchaser with at least thirty (30) days prior written notice thereof. Within thirty (30) days of receipt of such notice by Purchaser, Purchaser (directly or through its Affiliates) may, if permitted by Applicable Law, elect to purchase, on an “as is, where is” basis and without recourse to Seller or Mine Owner or any of their Affiliates, and subject to the assumption by Purchaser of all liabilities and obligations of Mine Owner associated therewith, such portion of such Mining Properties subject to such notice for $10, subject to delivery of an indemnification to the Mine Owner in respect of any liabilities and obligations of Mine Owner (if any) in respect of such Mining Properties and, further subject to the obtaining of any consent or approval required to be obtained from any relevant Governmental Authority in connection with such purchase. Seller shall cause Mine Owner to comply with the provisions set forth in this Section 6.13, provided that Purchaser will be responsible for satisfying, at its sole expense, any financial obligations to any Governmental Authority and fees, Taxes or other costs in connection with such purchase (including any fees based on the appraised value of the Mining Properties at the time of such purchase).

6.14	Expropriation

(a)	Notwithstanding any other provision of this Agreement, upon the occurrence of an Expropriation Event:

(i)	all obligations of the Parties under this Agreement with respect to the portion of the Mine to which the Expropriation Event pertains (such affected portion being the "Affected Property") shall be suspended, including the Delivery Obligations under Section 2.2 with respect to any Produced Gold mined, produced, extracted or otherwise recovered from any such Affected Property; provided, however, that all obligations of the Parties under this Agreement with respect to any portion of the Mine other than the Affected Property shall not be suspended;

(ii)	in the event that the Expropriation Event subsequently ceases to exist, all obligations of the Parties under this Agreement suspended pursuant to this Section 6.14 shall automatically recommence; provided that the Delivery Obligations shall recommence only with effect from the time such Expropriation Event ceases to exist and with respect to Reference Gold sold and delivered to an Offtaker from the time such Expropriation Event ceases to exist;

(iii)	without limiting the generality of this Section 6.14(a):

(A)	any loss of ownership or control over any Affected Property as a result of an Expropriation Event shall not be a Transfer for any purpose under this Agreement; and

(B)	any portion of the Mine that becomes an Affected Property as a result of an Expropriation Event shall (until the Expropriation Event ceases) not be part of the Mine for any purpose under this Agreement.

(b)	Seller shall notify Purchaser promptly of any actual or threatened Expropriation Event and shall keep Purchaser regularly informed of proceedings in respect of the same.

(c)	No Seller Group Entity will voluntarily enter into or accept any settlement for Expropriation Compensation if the aggregate amount of the proposed Expropriation Compensation to be received is less than the sum of (i) the outstanding principal and interest of any Secured Indebtedness plus (ii) the uncredited Advance. Seller shall provide notice to Purchaser promptly, and in any event not more than five (5) Business Days after any Seller PMPA Entity receives the terms of any such settlement offer, and Purchaser shall consent to or reject such settlement offer within forty five (45) days of receipt of such notice (or, if disclosed to Purchaser, such shorter period as may be required by the terms of such settlement offer or Applicable Law, provided the Purchaser (with the reasonable assistance of the Seller Parties and at the Purchaser’s expense) shall be permitted to take such commercially reasonable action as necessary to extend the time provided for such settlement offer).

(d)	Upon the occurrence of an Expropriation Event, the Seller Group Entities shall use their commercially reasonable efforts to obtain promptly the full amount of Expropriation Compensation to which they may be entitled under Applicable Law.

(e)	Upon receipt by any Seller Group Entity of any Expropriation Compensation, Seller shall promptly apply the proceeds therefrom to repay the uncredited Advance to Purchaser in priority to payments to any third party, subject to the rights of any Lender pursuant to any inter-creditor agreement with Purchaser, following which any excess Expropriation Compensation shall be shared by Purchaser and the Seller Group Entities on a pro rata basis in light of the future economic interest of each in the Mine (including in the case of the Purchaser under this Agreement) based upon the life of mine plan most recently provided to Purchaser prior to such Expropriation Event.

(f)	If a Seller Group Entity is required to repay all or any of the Expropriation Compensation received by it for an Expropriation Event pursuant to any Applicable Laws in order to re-establish such Seller Group Entity's ownership interest in the Affected Property, then the Seller shall give written notice to the Purchaser of such requirement, together with the proposed mine plan and such other information the Purchaser may reasonably request in order to determine whether to exercise its option set forth in the following sentence. The Purchaser shall have the option, exercisable within thirty (30) days of the receipt of such notice and information, to (i) repay the Expropriation Compensation previously paid to the Purchaser pursuant to Section 6.14(e) hereof, or (ii) agree to release the Affected Property from this Agreement. Failure by the Purchaser to provide written notice of its election within such thirty (30)-day period shall be deemed an election of the Purchaser to release the Affected Property from this Agreement effective immediately thereafter.

6.15	[Redacted – commercially sensitive covenant regarding mining property]

Article 7
SECURITY

7.1	Guarantees and Security

(a)	Parent Company and Seller shall each cause: (i) each direct or indirect subsidiary of Parent Company or the Seller, as applicable, holding a direct or indirect equity interest in any Mine Owner (each a “HoldCo”) to execute and deliver a limited recourse guarantee (limited by such person’s direct and indirect equity interests in the Seller PMPA Entities) in favour of Purchaser, in form and substance satisfactory to Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all PMPA Obligations (the “HoldCo Limited Guarantees”); and (ii) each HoldCo to enter into, as security for its obligations under its HoldCo Limited Guarantee, a share pledge agreement (together, with the HoldCo Limited Guarantees, the “HoldCo Security Agreements”) in form and substance satisfactory to the Purchaser, acting reasonably, granting a security interest, subject only to Permitted Encumbrances or Encumbrances on the Ringfenced Collateral created pursuant to Section 6.8, in all of the shares held by such Holdco in any Mine Owner or any other person which has a direct or indirect interest in and to any Mine Owner (the “HoldCo Collateral”).

(b)	Parent Company and Seller shall each cause Mine Owner to execute and deliver an unsecured guarantee in favour of Purchaser, in form and substance satisfactory to Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all PMPA Obligations (the “Mine Owner Guarantee”).

(c)	Parent Company shall (i) execute and deliver a limited recourse guarantee (limited by its direct and indirect equity interests in the Seller PMPA Entities) in favour of Purchaser, in form and substance satisfactory to Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all PMPA Obligations (the “Parent Company Limited Guarantee” and together with the HoldCo Limited Guarantees and the Mine Owner Guarantee, the “Guarantees”); and (ii) enter into, as security for its obligations under the Parent Company Limited Guarantee, a share pledge agreement (together, with the Parent Company Limited Guarantee, the “Parent Company Security Agreements”) in form and substance satisfactory to the Purchaser, acting reasonably, granting a security interest, subject only to Permitted Encumbrances or Encumbrances on the Ringfenced Collateral created pursuant to Section 6.8, in all of the shares held by the Parent Company in any Mine Owner or any other person which has a direct or indirect interest in and to any Mine Owner (the “Parent Company Collateral”).

(d)	Parent Company and Seller shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Purchaser may from time to time reasonably require to obtain, perfect, maintain and preserve the perfected charges and security interests in, to and over all of the HoldCo Collateral, the Parent Company Collateral and any Future Owner Collateral, subject only to Permitted Encumbrances or Encumbrances on the Ringfenced Collateral created pursuant to Section 6.8.

(e)	Parent Company and Seller shall not, and shall cause each Affiliate of Parent Company and Seller to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the Security or any Guarantee.

(f)	Unless otherwise agreed by the Parties, within five (5) Business Days of any person (a “Future Owner”) acquiring directly or indirectly, other than by way of an acquisition in Parent Company, an equity or other ownership interest in the Mine Owner that was formerly held by a Seller PMPA Entity, Parent Company and Seller shall cause: (i) such Future Owner to execute and deliver a limited recourse guarantee (limited by its direct and indirect equity interests in the Seller PMPA Entities) in favour of Purchaser, in form and substance satisfactory to Purchaser, acting reasonably, guaranteeing the payment and performance when due, of all PMPA Obligations; (ii) such Future Owner to enter into, as security for its obligations under such guarantee, a share pledge and such other security with respect to Additional Collateral, if applicable (the “Future Owner Security Agreements”) in form and substance satisfactory to the Purchaser, acting reasonably, granting a security interest, subject only to Permitted Encumbrances or Encumbrances on the Ringfenced Collateral created pursuant to Section 6.8, in (1) all of the shares held by such Future Owner in any Mine Owner or any other person which has a direct or indirect interest in and to any Mine Owner and (2) any Additional Collateral owned or held by Future Owner (the “Future Owner Collateral”); and (iii) such Future Owner to make all such registrations, filings and recordings in all relevant jurisdictions and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve the charges and security interests, subject only to Permitted Encumbrances or Encumbrances on the Ringfenced Collateral created pursuant to Section 6.8, in, to and over the Future Owner Collateral within ten (10) Business Days of executing and delivering the Future Owner Security Agreements.

(g)	Parent Company and Seller shall cause each Seller Group Entity to whom any Intercompany Indebtedness is owed by a Seller PMPA Entity at any time during the Term, to execute and deliver a written assignment, postponement and subordination of claims (or the equivalent security instrument under any Applicable Law), in favour of and in form and substance satisfactory to Purchaser, acting reasonably, that assigns, by way of a security interest and subject only to Permitted Encumbrances or Encumbrances on the Ringfenced Collateral created pursuant to Section 6.8, all such Intercompany Indebtedness to Purchaser and subordinates and postpones the enforcement of any such Intercompany Indebtedness and the realization of any charges or security interests to secure such claims to the Security and, from and after a Trigger Event, and until such Trigger Event is remedied, subordinates and postpones the payment of all such Intercompany Indebtedness to the payment in full of all PMPA Obligations (with the exception of any payments to the Parent Company or any of its Affiliates required to meet obligations under the Credit Agreement or any other Secured Indebtedness permitted under this Agreement in accordance with any applicable inter-creditor agreement) (in any such case, a “Subordination Agreement”).

7.2	Release of Security

(a)                On the Second Reduction Date, Purchaser will promptly, at the request of Seller, release and discharge the right and interest of Purchaser in the Ringfenced Collateral.

(b)                From and after the Second Reduction Date, Purchaser will, at the request of Seller, release and discharge any Guarantee or Security provided by any Seller Group Entity and Parent Company (other than the Mine Owner Guarantee, which shall remain in place for the Term) and take actions (including executing instruments and documents) reasonably requested by the relevant Seller Group Entity and Parent Company in order to release and discharge any such Guarantee and Security; provided that, for the avoidance of doubt, the Mine Owner Guarantee shall remain in effect for the term of this agreement (including the Initial Term and each Additional Term). Subject to any obligations of Purchaser under an applicable inter-creditor agreement, if any Ringfenced Collateral is released from the Security, Purchaser shall, at the request of Seller, execute such instruments as necessary to deliver and re-assign such Ringfenced Collateral to the relevant Seller Group Entity.

Article 8
REPRESENTATIONS AND WARRANTIES

8.1	Representations and Warranties of Parent Company and the Seller PMPA Entities

Each of Parent Company and the Seller PMPA Entities, acknowledging that Purchaser is entering into this Agreement in reliance thereon, hereby jointly and severally make the representations and warranties to Purchaser set forth in Schedule E as of (i) the Agreement Date and (ii) the Closing Date. For the avoidance of doubt, Seller shall not have the ability to update, supplement or otherwise amend the Disclosure Letter following the Agreement Date.

8.2	Representations and Warranties of Purchaser

Purchaser, acknowledging that the Seller PMPA Entities and Parent Company are entering into this Agreement in reliance thereon, hereby makes the representations and warranties to the Seller PMPA Entities and Parent Company set forth in Schedule F as of (i) the Agreement Date and (ii) the Closing Date.

8.3	Survival of Representations and Warranties

The representations and warranties set forth above shall survive the execution and delivery of this Agreement.

8.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge of Seller”, it shall be deemed to refer to the actual knowledge of Makko DeFilippo, Michel (Mike) Richard, Wayne Drier and Deepk Hundal and all knowledge which such persons would have if each such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of each such person as a senior officer of Parent Company, Mine Owner and/or Seller, as applicable.

Article 9
DEFAULTS AND DISPUTES

9.1	Events of Default

Each of the following events or circumstances constitutes an event of default (each, an “Event of Default”):

(a)	Seller fails to sell and deliver Refined Gold to Purchaser on the terms and conditions set forth in this Agreement within ten (10) Business Days of receipt of notice from Purchaser notifying Seller of such default;

(b)	Parent Company or any Seller PMPA Entity is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement or, prior to the Second Reduction Date, any Guarantee or Security Agreement, in any material respect (other than a breach or default of the covenants and obligations referenced in Section 9.1(a)), and such breach or default is not remedied within thirty (30) days following delivery by Purchaser to Seller and Parent Company of written notice of such breach or default, or such longer period of time as Purchaser may determine in its sole discretion;

(c)	the Mine Owner does not observe and perform any covenant or obligation that Parent Company or Seller is required to cause the Mine Owner to observe or perform under this Agreement or that otherwise relates to the Mine Owner (including the occurrence or existence of a fact, change, or event with respect to a Mine Owner contrary to the terms of this Agreement), in any material respect, and such non-observance or nonperformance is not remedied within a period of thirty (30) days following delivery by Purchaser to Seller and Parent Company of written notice of such non-observance or non-performance, or such longer period of time as Purchaser may determine in its sole discretion;

(d)	subject to Section 7.2 and prior to the Second Reduction Date, the Security does not constitute an Encumbrance over the Ringfenced Collateral due to any act or omission by the Mine Owner, subject only to Permitted Encumbrances or Encumbrances on the Ringfenced Collateral created pursuant to Section 6.8. For the avoidance of doubt, as long as the Mine Owner has timely submitted the Security for registration (and complied with its other obligations under Section 3.2(b)(v) in respect of the Security referenced thereunder), any delays by applicable registry offices to register such Security shall not constitute an Event of Default; or

(e)	upon the occurrence of an Insolvency Event or a Lender Event.

9.2	Remedies

(a)                If an Event of Default occurs and is continuing, Purchaser shall have the right, upon written notice to Seller, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts (including interest under Section 10.4) and deliveries owing by Seller or Parent Company or both to Purchaser, including pursuant to Section 9.3, and set off any such amount in accordance with Section 10.5;

(ii)	for an Event of Default under Section 9.1(b) or Section 9.1(c) other than in respect of an obligation to deliver Refined Gold or pay any amount due and owing, reduce the Delivery Payment by 5.0% (i.e. from 20% to 15.0%, or 40% to 35.0%, of the Gold Spot Price) until the Event of Default has been cured; provided the Advance will be offset as if no Event of Default was occurring;

(iii)	terminate this Agreement by written notice to Seller and Parent Company and demand all damages and losses suffered or incurred as a result of the occurrence of such Seller Event of Default and termination, up to the greater of (A) the uncredited portion of the Advance and (B) the net present value of the future deliveries of Refined Gold that would have been made to the Purchaser under this Agreement, such net present value to be determined based on (I) the most recent life of mine plan delivered to the Purchaser pursuant to Section 5.1(c)(iv) immediately prior to the event triggering the need for the calculation, (II) the average of the published Selected Commodity Analysts' forecast annual future prices for gold as of the date of the notice to the Seller hereunder, excluding the highest and lowest such prices (which shall be excluded from such average calculation) and (III) a discount rate of 5% (the amount determined under clause (B), “Purchaser’s Expectancy”). Upon demand from Purchaser (which demand shall include a calculation of the Purchaser’s Expectancy), Seller shall promptly pay all such amount to Purchaser or provide written notice within ten (10) Business Days that it disputes Purchaser’s claim and shall then promptly pay the amount determined upon settlement of such dispute; provided that Seller shall pay to Purchaser any amount not in dispute, and if any such written notice is not provided within such ten (10) Business Day period, then Seller will be deemed to have agreed with the amount of damages and losses demanded by Purchaser. Any dispute of the foregoing net present value calculation shall be determined by an independent valuator mutually acceptable to the Parties, acting reasonably, and any such determination shall be final and binding on the Parties;

(iv)	in the event of a breach of the covenant contained in Section 6.1(b)(ii), Purchaser may maintain this Agreement and demand all damages and losses suffered or incurred as a result of such breach, up to an amount equal to the difference between Purchaser’s Expectancy immediately prior to the breach of Section 6.1(b)(ii) and Purchaser’s Expectancy immediately following such breach;

(v)	prior to the Second Reduction Date, enforce the Security in accordance with any inter-creditor agreement; and

(vi)	direct ESG Contributions according to Section 3.8(d).

(b)	Any transfer in breach of Section 6.5 and other applicable transfer restrictions by any Seller Group Entity will be null and void.

(c)	The Parties hereby acknowledge that: (i) Purchaser will be damaged by an Event of Default; (ii) it may be impracticable or extremely difficult to fix the actual damages resulting from an Event of Default; (iii) any sums payable in accordance with Section 9.2(a)(iii) or (iv) with respect to an Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 9.2(a)(iii) or (iv) with respect to an Event of Default represents a reasonable estimate of fair compensation for the Losses that may reasonably be anticipated from such Event of Default in full and final satisfaction of all amounts owed in respect of such Event of Default.

9.3	Indemnity and Limitation of Liability

(a)	Each of the Parties shall indemnify and save harmless the other Parties and their respective Affiliates and directors, officers, employees and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i)	any inaccuracy in or default or breach of any representation or warranty of such Party contained in this Agreement;

(ii)	any breach or non-performance by such Party of any covenant or obligation to be performed by it pursuant to this Agreement;

(iii)	in the case of indemnification by Seller, an Event of Default;

(iv)	pursuing any remedies to which a Party is entitled hereunder; and

(b)	This Section 9.3 is:

(i)	a continuing obligation, separate and independent from the Parties’ other obligations and survives the termination of this Agreement; and

(ii)	absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of the Party giving the indemnity.

(c)	It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

(d)	Notwithstanding any other provision of this Agreement to the contrary, no party shall be liable for any lost profits or incidental, indirect, speculative, consequential, special, punitive, or exemplary damages of any kind (whether based in contract, tort, including negligence, strict liability, fraud, or otherwise, or statutes, regulations, or any other theory) arising out of or in connection with this Agreement, even if advised of such potential damages (except if payable to a third person by an indemnified person or an indemnified person for a third party claim); provided that this Section 9.3(d) shall not limit Purchaser’s rights to receive delivery of Refined Gold pursuant to Section 9.2(a)(i), Purchaser’s Expectancy under Section 9.2(a)(iii) or 9.2(a)(iv), or any proceeds of insurance under Section 2.6 or Expropriation Compensation under Section 6.14.

9.4	Disputed Reports

(a)	Absent fraud or intentional misconduct, any invoice for or report detailing delivery of Refined Gold under this Agreement shall be deemed final and conclusive for all purposes with no adjustments, revisions or obligation to deliver any additional Refined Gold or return any delivered Refined Gold, or make or return any additional payment in respect of delivered Refined Gold, unless either Party notifies the other in writing (a “Dispute Notice”) that it Disputes an invoice, report or quantity of Refined Gold previously delivered within one (1) year from the Time of Delivery of such invoice, report or quantity of Refined Gold (the “Dispute Period”);

(b)	Purchaser and Seller shall have thirty (30) days from the date the Dispute Notice is delivered to resolve the Dispute. If Purchaser and Seller have not resolved the Dispute within such period, then Purchaser shall have the right to require Seller to deliver an Auditor’s Report with respect to the subject matter of the Dispute;

(c)	If Purchaser and Seller are unable to agree on an Auditor to be appointed, within a further thirty (30) days, the Auditor shall be determined by the mutual agreement of the regular auditor of Seller and the regular auditor of Purchaser and, if such auditors are unable to reach agreement on the Auditor within thirty (30) days of being requested to do so, the Auditor shall be determined by lot (i.e., by random draw) with each of Seller and Purchaser submitting one (1) candidate meeting the requirements of an Auditor set forth in the definition thereof;

(d)	Each of the Parties agrees to deliver such Books and Records as may be reasonably requested by the Auditor and the Auditor shall have the same inspection rights as Purchaser under this Agreement in order to prepare the Auditor’s Report;

(e)	The costs of the Auditor’s Report shall be paid by the party sending the Dispute Notice, unless the Auditor’s Report concludes in favor of that party, in which case the costs of the Auditor’s Report shall be paid by the other party;

(f)	If either Seller or Purchaser Disputes the Auditor’s Report and such Dispute is not resolved between the Parties within thirty (30) days after the date of delivery of the Auditor’s Report, then such Dispute may be resolved by reference to Section 9.5; provided that if the written notice required under Section 9.5(a) is not delivered within a further period of thirty (30) days, then the Auditor’s Report shall be deemed final and binding on the Parties; and

(g)	Any matter for which a Dispute Notice is issued shall be resolved only pursuant to this Section 9.4, including, if applicable, any such Dispute to be ultimately resolved by reference to Section 9.5.

9.5	Disputes

If a Dispute arises between the Parties (and for this purpose any of the Seller Group Entities involved in the Dispute shall be deemed to be one Party, and Purchaser shall be deemed to be the other Party), including with respect to an Auditor’s Report, the Parties shall promptly and in good faith attempt to resolve such Dispute through negotiations conducted in the following manner:

(a)	the disputing Party shall give written notice to the other Parties to the Dispute, which notice shall include a statement of the disputing Party’s position and a summary of the arguments supporting its position on a without prejudice basis;

(b)	within twenty (20) days after receipt of such notice, each receiving Party shall submit a written response to the disputing Party which shall also include a statement of the receiving Party’s position and a summary of the arguments supporting its position on a without prejudice basis;

(c)	the Chief Executive Officer or President of each of the Parties to the Dispute shall meet at a mutually acceptable time and place, but in any event within no more than twenty (20) days after the disputing Party’s receipt of the receiving party’s written response, to attempt to resolve the Dispute; and

(d)	if the Dispute has not been finally resolved within ten (10) days after such meeting, any Party may pursue all other rights and remedies available at law.

Article 10
ADDITIONAL PAYMENT TERMS

10.1	Payments

All payments due by one Party to another under this Agreement shall be made in U.S. dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the other Party in writing from time to time on at least five (5) Business Days’ notice.

10.2	Taxes

(a)	All deliveries of Refined Gold and all amounts paid or retained hereunder by Seller or Parent Company to Purchaser shall be made without any deduction, withholding, charge or levy for or on account of any Taxes (including any sales, value added, ad valorem or other indirect Taxes on the sale of Refined Gold by Seller to Purchaser), all of which shall be for the account of the Party making such delivery or payment. If any such Taxes are so required to be deducted, withheld, charged or levied by the Party making such delivery or payment, then such Party shall make, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by Purchaser (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount Purchaser would have received had no such deduction, withholding, charge or levy been required; provided, however, that no such additional delivery or payment shall be made in respect of (i) Canadian Taxes for which Purchaser is able to claim an input tax credit or similar amount, (ii) in respect of amounts which Purchaser is able to apply towards the income tax liability of Purchaser, or (iii) to the extent such requirement arises because of an assignment by Purchaser under Section 11.2 to an assignee not resident in Switzerland or a reorganization of Purchaser resulting in Purchaser not being resident in Switzerland. Any additional payment or delivery by a party to Purchaser under this Section 10.2 shall not reduce the amount of the uncredited Advance (as such amount is determined in accordance with Section 2.4).

(b)	In the event that any Party is required to levy or collect Canadian Goods and Services Tax (“GST”) imposed under Part IX of the Excise Tax Act, it will issue an invoice containing prescribed information required for purposes of recovering the GST as an input tax credit in accordance with the Excise Tax Act. All consideration payable for a taxable supply will be GST exclusive and applicable tax will be charged on the consideration accordingly.

10.3	New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then Parent Company and Seller on the one hand, and Purchaser on the other hand, shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse impact on Seller and its Affiliates on the one hand, and Purchaser and its Affiliates on the other hand.

10.4	Interest

(a)	The dollar value of any Overdue Gold Ounces from time to time outstanding (such value, for the purposes of calculating interest, to be determined based on the Gold Spot Price on the day gold ounces are credited to the Overdue Gold Ounces, less the Gold Spot Price originally credited to the Overdue Gold Ounces for gold ounces debited to the Overdue Gold Ounces on a “first in first out” basis) shall accrue interest at the annual rate of Prime plus two percent (2%). Interest shall be calculated, compounded and paid monthly.

(b)	Without duplicating interest payable in accordance with Section 10.4(a), any dollar amount not paid when due shall accrue interest at the annual rate of Prime plus two percent (2%) commencing as of the date such amount first became past due (which shall be deemed to be the date of termination of this Agreement in the event an amount is owed as a result of Section 9.2(a)(ii) and the date any Loss is first suffered or incurred in the event an amount is owed as a result of Section 9.3(a)). Interest shall be calculated, compounded and paid monthly.

10.5	Set Off

Any dollar amount not paid when due by a Party or any Overdue Gold Ounces may be set off by the other Party against any dollar amount or Refined Gold owed to such Party by the other Party. Any amount of Refined Gold set off and withheld by Seller against any non-payment by Purchaser, including any failure to pay the deposit or failure to pay for Refined Gold when due in accordance with Section 2.5, shall be valued at the Gold Spot Price as of the date that such amount of Refined Gold first became payable to Purchaser. Any dollar amount set off and withheld against any Overdue Gold Ounces shall result in a reduction to the Overdue Gold Ounces by that number of ounces equal to the dollar amount set off divided by the Gold Spot Price as of the day such dollar amount first became payable.

10.6	Judgment Currency

If, for the purpose of obtaining or enforcing judgment against any party in any court in any jurisdiction, it becomes necessary to convert into a particular currency (the “Judgment Currency”) an amount due in another currency (the “Indebtedness Currency”) under this Agreement, that conversion will be made at the rate of exchange, which shall be that at which, in accordance with its normal banking procedures, the non-defaulting party could purchase the Indebtedness Currency with the Judgment Currency on the Business Day immediately preceding the date on which judgment is given (or if received on a day other than a Business Day, on the next succeeding Business Day), or, if permitted by law, on the day on which the judgment is paid or satisfied (the “Rate of Exchange”). If, as a result of a change in the Rate of Exchange between the date of judgment and the date of actual payment, the conversion of the Judgment Currency into Indebtedness Currency results in the non-defaulting party receiving less than the full amount of Indebtedness Currency payable to the non-defaulting party, the defaulting party shall pay the non-defaulting party an additional amount (and in any event not a lesser amount) as may be necessary to ensure that the amount received is not less than the full amount of Indebtedness Currency payable by the defaulting party on the date of judgment. Any additional amount due under this Section 10.6 will be due as a separate debt, gives rise to a separate cause of action, and will not be affected by judgment obtained for any other sums due under this Agreement.

Article 11
GENERAL

11.1	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

11.2	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Purchaser and Seller and Parent Company.

11.3	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of British Columbia shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

11.4	Costs and Expenses

All costs and expenses incurred by a Party in considering whether to provide a consent contemplated under this Agreement or an amendment or waiver requested by any other Party, shall be for the account of such other Party. All costs and expenses in connection with the registration and perfection of security in accordance with this Agreement (including any stamp duty or taxes) shall be for the account of Seller. Subject to the foregoing and except as otherwise expressly set out in this or any other Agreement, all costs and expenses incurred by a Party shall be for its own account.

11.5	Survival

Without limiting any other provision of this Agreement, the following provisions shall survive termination of this Agreement: Sections 5.5, 7.1, 7.2, 9.2, 9.3, 9.4, 9.5, 10.1, 10.2, 10.4, 10.5 and 10.6, and Article 11 and such other provisions of this Agreement as are required to give effect thereto.

11.6	Notices

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by electronic mail addressed to:

(a)	If to Parent Company, to:

Ero Copper Corp.

Suite 1050, 625 Howe Street

Vancouver, BC

Canada

V6C 2T6

Attention: Makko DeFilippo

Email: [redacted]

(b)	If to Seller to:

Ero Copper Corp.

Suite 1050, 625 Howe Street

Vancouver, BC

Canada

V6C 2T6

Attention: Makko DeFilippo

Email: [redacted]

(c)	If to Mine Owner, to:

NX GOLD S.A.

c/o Suite 1050, 625 Howe Street

Vancouver, BC

Canada

V6C 2T6

Attention: Makko DeFilippo

Email: [redacted]

(d)	If to Purchaser, to:

RGLD Gold AG
Alpenstrasse 6
CH-6004 Luzern
Switzerland

Attention: Notices

Email: [redacted]

Any notice given in accordance with this Section 11.6, if transmitted by electronic mail, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

Either Party may change its email or physical address for delivery of notices from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

11.7	Press Releases and other Public Disclosure

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement unless a Party (or its Affiliate) is required to make such disclosure pursuant to Applicable Law in circumstances where prior consultation with the other Party is not practicable. To the extent reasonably practicable, a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

11.8	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

11.9	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

11.10	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

11.11	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

11.12	Assignment

This Agreement shall inure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

11.13	Invalidity and Unenforceability

If a provision of this Agreement is wholly or partially invalid or unenforceable in a jurisdiction:

(a)	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)	that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

11.14	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by sending a scanned copy by electronic email shall be effective as delivery of a manually executed counterpart of this Agreement.

[The remainder of this page was intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

RGLD GOLD AG
Per:	“signed”
Name:
Title:

ERO GOLD CORP.
Per:	“signed”
Name:
Title:

ERO COPPER CORP.
Per:	“signed”
Name:
Title:

NX GOLD S.A.
Per:	“signed”
Name:
Title:

SCHEDULE A

Mining Properties

Part 1

Tenement ID	Owner	Area (ha)	ANM Classification / Type	Original Expiry Date (status)	Extended Expiry date (COVID-19)
866269 /1990	NX Gold SA	620.00	Mining Concession	-	n/a
866120 /2013	NX Gold SA	17.87	Exploration Permit	Positive Final Exploration Report submitted March 18, 2019 (pending review by mining authority to proceed with mining concession process)	n/a
866015 /2014	NX Gold SA	7,098.54	Exploration Permit	October 2021	February 2023
866013 /2014	NX Gold SA	9,559.75	Exploration Permit	October 2021	February 2023
866320 /2017	NX Gold SA	43.99	Exploration Permit	September 2022	December 2023
866685 /2014	NX Gold SA	9,325.20	Exploration Permit	October 2020 (request for extension submitted on July 14, 2020 and pending approval by mining authority)	January 2022
866207 /2018	NX Gold SA	84.73	Exploration Permit	July 2021	November 2022
866208 /2018	NX Gold SA	394.17	Exploration Permit	July 2021	November 2022
866104 /2021	NX Gold SA	1,296.46	Exploration Permit	June 2024	n/a
866103 /2021	NX Gold SA	2,581.43	Exploration Permit	June 2024	n/a
			[Redacted – commercially sensitive information relating to mining properties]

[Redacted – commercially sensitive information relating to mining properties].

A-1

Part 2

[Redacted – commercially sensitive information relating to mining properties]

A-2

SCHEDULE B

Map of Mining Properties

[Redacted – commercially sensitive information relating to mining properties]

B-1

SCHEDULE C

Exploration Advance Area

All of the Mining Properties shall be included in the “Exploration Advance Area”, except that in respect of mining concession #866269, only those portions of mining concession #866269 comprising the planned drill targets set out in the maps below (the “Planned Drill Targets”) shall be included as part of the Exploration Advance Area:

For greater certainty, except for the Planned Drill Targets shown above, concession #866269 shall be excluded from the Exploration Advance Area.

C-1

SCHEDULE D

Corporate Structure and Organization Chart

D-1

SCHEDULE E

Representations and Warranties of Seller PMPA Entities and Parent Company

(a)	Each of Parent Company and Seller is a company duly incorporated and validly existing under the laws of British Columbia and is up to date in respect of all filings required by law. Mine Owner is a company duly incorporated and validly existing under the laws of Brazil and is up to date in respect of all filings required by Applicable Law.

(b)	All requisite corporate acts and proceedings have been done and taken by each of Seller, Parent Company and Mine Owner, including obtaining all requisite board of directors’ and other requisite corporate approvals, with respect to the entering into of this Agreement and each of the Transaction Agreements to which it is a party and performing each of their obligations hereunder and thereunder.

(c)	Each of Seller, Parent Company and Mine Owner has the requisite corporate power, capacity and authority to enter into this Agreement and each of the Transaction Agreements to which it is a party, and to perform each of their obligations hereunder and thereunder.

(d)	This Agreement and the Transaction Agreements, and the exercise of each of Seller, Parent Company and Mine Owner’s rights and performance of their obligations hereunder and thereunder, do not and will not:

(i)	conflict with the constating or constitutive documents of Seller, Parent Company or Mine Owner;

(ii)	conflict with or violate any Applicable Law; or

(iii)	conflict with or result in a default under any agreement, contract, mortgage, bond or other instrument to which Seller, Parent Company or Mine Owner is a party or which is binding on or affecting the Mine Assets or the Ringfenced Collateral except as would not reasonably be expected to have an Adverse Impact.

(e)	Other than board of directors’ approvals of the Seller and Parent Company and Mine Owner, no Approvals are required to be obtained by Seller, Parent Company or Mine Owner in connection with the execution and delivery or the performance by Seller, Parent Company or Mine Owner of this Agreement, the Transaction Agreements or the transactions contemplated hereby or thereby.

(f)	This Agreement and each of the Transaction Agreements (to the extent executed as of such date) has been duly and validly executed and delivered by each of Seller, Parent Company and Mine Owner, as applicable, and each such agreement constitutes a legal, valid and binding obligation of Seller, Parent Company and Mine Owner, as applicable, enforceable against it in accordance with its terms.

(g)	Since December 12, 2016, neither of Parent Company nor Mine Owner has, and since incorporation, the Seller has not, suffered an Insolvency Event or Lender Event or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(h)	The corporate structure and organization chart set forth on Schedule D accurately reflects, as of the Agreement Date, (i) the direct and indirect equity ownership interest of Parent Company in the Seller PMPA Entities, (ii) the Parent Company’s direct or indirect interest in the Seller PMPA Entities, (iii) the Seller’s direct interest in the Mine Owner, and (iv) other than the Mine Owner being a subsidiary of the Seller, that neither the Seller nor the Mine Owner has any subsidiaries; and all such ownership under (i) through (iv) is free and clear of Encumbrances other than Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8.

(i)	As at the Agreement Date:

(i)	the Mining Properties set forth on Schedule A, Part 1, constitute all of the mining rights, concessions, exploration licences, applications for exploration licences and other mineral interests of the Seller Group Entities in the Mine, and all such mineral interests are valid and in full force and effect and Mine Owner has complied in all material respects with its obligations in respect thereof under Applicable Law;

(ii)	the map set forth on Schedule B depicts the location of the mining rights, tenements, concessions, exploration permits, applications comprising the Mining Properties as at the Agreement Date; and

(iii)	all of the M&I Resources and Inferred Resources for the Mine are located on the Mining Properties set forth on Schedule A, Part 1.

(j)	Except as disclosed in the Disclosure Letter, the Mine Owner is the registered or recorded owner of the 100% undivided legal and beneficial right, title and interest in and to the Mining Properties set forth on Schedule A, Part 1, with good and marketable title thereto free and clear of all Encumbrances other than the Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8. To the knowledge of Seller and except as disclosed to the Purchaser in the Disclosure Letter, as of the Agreement Date, the Mine Owner’s right, title and interest in and to the Mining Properties set forth on Schedule A, Part 1, is not subject to claims of native or indigenous title or other adverse claims (including any expropriation proceeding), whether asserted or pending or threatened, and none of the Seller Group Entities has received notice of any such actual or potential claim.

(k)	The Mine Owner is the owner of all right, title and interest in and to all Mine Assets constituting personal property, with good and marketable title thereto free and clear of all Encumbrances other than the Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8.

(l)	The Mine Owner has sufficient surface access rights to all the real property comprised by mining concession #866269/1990, except as would not have an Adverse Impact.

(m)	All Mine Assets are owned by the Mine Owner. The Mine Owner owns no assets other than the Mine Assets, Permitted Investments, cash and cash equivalents, bank accounts and tax credits. The Seller PMPA Entities do not carry on any material business other than in connection with the Mine. Seller owns no assets other than its equity interests in the Mine Owner and its rights under any Intercompany Agreement or with respect to any Intercompany Indebtedness. Parent Company owns no Ringfenced Collateral other than its direct or indirect equity interests in the Seller PMPA Entities and its rights under any Intercompany Agreement or with respect to any Intercompany Indebtedness with the Seller PMPA Entities. No Seller PMPA Entity owes any obligation under any Intercompany Agreement or with respect to any Intercompany Indebtedness to any Seller Group Entity other than another Seller PMPA Entity or Parent Company.

(n)	No Seller Group Entity, other than Parent Company and the Seller PMPA Entities, has granted, permitted or suffered to exist any Encumbrance (other than Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8) on the Ringfenced Collateral or owns, possesses, holds, controls or has any direct or indirect interest on or in the Ringfenced Collateral.

(o)	Other than (1) pursuant to the gold doré purchase and sale agreement among the Mine Owner, COIMPA Industrial Ltda. and UMICORE Brasil Ltda. dated February 12, 2020, a complete copy of which has been provided to the Purchaser, (2) pursuant to the Credit Agreement and (3) the rights of the owners of the Mining Properties [Redacted – commercially sensitive information relating to mining properties] set forth on Schedule A, Part 2, no person (i) has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Mining Properties or Minerals or (ii) holds any mineral interests that conflict with Mine Owner’s rights in and to the Mining Properties. Other than in respect of the Permitted Encumbrances or any Encumbrance on the Ringfenced Collateral created pursuant to Section 6.8, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Minerals.

(p)	All Taxes, fees, assessments, rents or other amounts and, to the knowledge of Mine Owner, all exploration and mining works, as applicable, required to keep the Mining Properties set forth on Schedule A, Part 1, in good standing have been taken (or paid), except to the extent that the failure to do so could not be expected to result in an Adverse Impact.

(q)	Except as disclosed to the Purchaser in the Disclosure Letter, there are no outstanding, pending or, to the knowledge of Seller, threatened, actions, suits, proceedings, investigations or claims affecting, or pertaining in any respect to, the Seller PMPA Entities, Parent Company or the Mine Assets (including by any indigenous groups or peoples) that would individually or collectively have an Adverse Impact.

(r)	None of the Seller PMPA Entities, Parent Company, nor the Mine Assets is subject to any outstanding judgment, order, writ, injunction or decree that limits or restricts in any material respect or may limit or restrict Seller, Parent Company or Mine Owner in any material respect from performing, fulfilling and satisfying their respective covenants and obligations under this Agreement or the Transaction Agreements or would otherwise have an Adverse Impact.

(s)	Seller has made available to Purchaser prior to the Agreement Date all material information in the control or possession of any Seller Group Entity (including the most current life of mine plans, production and plant statistics, cost estimates, supporting drill hole databases and block models in respect of each of the Mining Properties) relating to the Seller PMPA Entities and the Mine Assets, including material information in respect of: (i) the mineralization or potential mineralization of the Mining Properties; (ii) environmental matters; (iii) water matters; (iv) seismic matters; and (v) financial matters.

(t)	All Approvals necessary for the operation of the Mine as currently operated have been obtained and received by Mine Owner and continue to be in place without challenge or appeal. None of the Seller, Parent Company or Mine Owner has received any notice from any Governmental Authority that any Approvals being sought as at the Agreement Date in respect of the Mining Properties set forth on Schedule A, Part 1 will not be granted or obtained in a timely manner.

(u)	Each Seller PMPA Entity and Parent Company has complied with its obligations under Applicable Laws, including Environmental Laws (including Applicable Laws relating to site rehabilitation and water), tailings dams requirements under Applicable Laws, Applicable Laws with respect to labour, health and safety, any Applicable Laws prohibiting child labor, human trafficking, forced labor, and slavery, any Applicable Laws respecting human rights (including the rights of children), and any Applicable Laws respecting payments to government officials, conflict minerals, and official and commercial corruption, except for non-compliance that does not or would not reasonably be expected to have an Adverse Impact.

(v)	Conditions on and relating to the Mine, and all operations conducted thereon by (i) the Mine Owner, since December 12, 2016, were and are in compliance with Applicable Laws (including without limitation applicable Environmental Laws) except for any non-compliance that does not or would not reasonably be expected to have an Adverse Impact, (ii) the Mine Owner, prior to December 12, 2016, were in compliance with applicable Environmental Laws; and (iii) to the knowledge of Seller, any other person, were in compliance in all respects with Applicable Laws (including applicable Environmental Laws), except for non-compliance that does not and would not reasonably be expected to have an Adverse Impact.

(w)	Purchaser has been provided true and complete copies of all Material Contracts (and all amendments thereto) and the Credit Agreement as at the Agreement Date. There are no current or pending negotiations with respect to the renewal, termination or amendment of any such Material Contracts or, except as disclosed in the Disclosure Letter, the Credit Agreement. All such Material Contracts and the Credit Agreement are in full force and effect and each Seller Group Entity that is a party to such Material Contracts or the Credit Agreement is entitled to all rights and benefits thereunder and has not waived any such rights. Each Seller Group Entity that is a party to such Material Contracts or the Credit Agreement is not in breach of or default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a breach of or default under, any such Material Contracts or the Credit Agreement.

(x)	Operations at the Mine and the Mine Assets have not been abandoned. None of the Seller Group Entities has declared nor, to the knowledge of Seller, has any other Person declared under a Material Contract a Force Majeure Event.

(y)	No Seller PMPA Entity nor Parent Company has received any notice of (i) any Expropriation Event and, to the knowledge of Seller, there is no Expropriation Event pending or threatened, nor (ii) any circumstances, discussions, negotiations which could reasonably be expected to result in an Expropriation Event.

(z)	Each of Seller, Parent Company and Mine Owner enters into and performs this Agreement and the Transaction Agreements to which it is a party on its own account and not as trustee or a nominee of any other person.

(aa)	Since December 31, 2020, the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operation or results of operations of the Seller PMPA Entities or the Parent Company have not been affected by any change, effect, event or occurrence (whether or not insured against) which could reasonably be expected to result in an Adverse Impact.

(bb)	There are no Encumbrances (other than Permitted Encumbrances) on the Mine Assets or Ringfenced Collateral for unpaid Taxes of the Parent Company or any Seller PMPA Entity. Other than with respect to Taxes being contested in good faith by appropriate proceedings and for which such Seller PMPA Entity or Parent Company has set aside on its books adequate reserves, each Seller PMPA Entity and Parent Company has filed or caused to be filed on a timely basis all Tax returns that were required to be filed by or with respect to it pursuant to Applicable Law, it has not requested an extension of time within which to file any Tax return other than routine extensions available under Applicable Laws, all Tax returns filed by it or with respect to it are complete and correct and comply with Applicable Law, it has paid, or made provisions for the payment of, all Taxes that were due for all periods covered by any Tax return and as required by Applicable Law, and it has withheld or collected and paid to the proper Governmental Authority all Taxes required to be withheld, collected or paid by it, except in each case where the failure to comply with any of the foregoing does not or would not reasonably be expected to result in an Adverse Impact. To the knowledge of the Seller, no claim in respect of Taxes has been made against any Seller PMPA Entity by any Governmental Authority in a jurisdiction where such Seller PMPA Entity does not file Tax returns that it is subject to Tax by that jurisdiction, no Tax return filed by any Seller PMPA Entity is, to the knowledge of Seller, the subject of an audit by any Governmental Authority, and no proceedings are pending before any Governmental Authority with respect to Taxes, which in each case have or could reasonably be expected to result in an Adverse Impact.

SCHEDULE F

Representations and Warranties of Purchaser

(a)	Purchaser is a company duly incorporated and validly existing under the laws of Switzerland and is up to date in respect of all filings required by law.

(b)	All requisite corporate acts and proceedings have been done and taken by Purchaser, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and each of the Transaction Agreements to which it is a party and performing its obligations hereunder and thereunder.

(c)	Purchaser has the requisite corporate power, capacity and authority to enter into this Agreement and each of the Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder.

(d)	This Agreement and the Transaction Agreements to which Purchaser is a party, and the exercise of Purchaser’s rights and performance of its obligations hereunder and thereunder, do not and will not (i) conflict with any agreement, mortgage, bond or other instrument to which Purchaser is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Law.

(e)	No Approvals are required to be obtained by Purchaser in connection with the execution and delivery or the performance by Purchaser of this Agreement or the Transaction Agreements to which Purchaser is a party or the transactions contemplated hereby or thereby, other than Approvals which have been obtained prior to the Agreement Date.

(f)	This Agreement and the Transaction Agreements to which Purchaser is a party have been duly and validly executed and delivered by Purchaser and constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms.

(g)	Purchaser has not suffered an Insolvency Event that is continuing and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(h)	Purchaser enters into and performs this Agreement and each of the Transaction Agreements to which it is a party on its own account and not as trustee or a nominee of any other person.

F-1

SCHEDULE G

Calculation of Payment under Resource Growth Advance

[Redacted]

G-1

G-2